EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

by and among

COUSINS PROPERTIES INCORPORATED,

MURPHY SUBSIDIARY HOLDINGS CORPORATION

and

TIER REIT, INC.

Dated as of March 25, 2019

i

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 25, 2019 (this “Agreement”), is by and among Cousins Properties Incorporated, a Georgia corporation (“Parent”), Murphy Subsidiary Holdings Corporation, a Maryland corporation and wholly owned subsidiary of Parent (“Merger Sub”), and TIER REIT, Inc., a Maryland corporation (the “Company”).  Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, the Parties wish to effect a business combination through the merger of the Company with and into Merger Sub, with Merger Sub being the surviving corporation of the Merger, and in which each outstanding share of Company Common Stock, other than Excluded Shares, shall be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”), as more fully described in this Agreement and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, each of the respective boards of directors of Parent, Merger Sub and the Company has unanimously approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger, and declared them to be advisable and in the best interests of Parent, Merger Sub and the Company, respectively, and their respective stockholders, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent, in its capacity as the sole stockholder of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to approve the consummation by Merger Sub of the Merger;

WHEREAS, promptly following the Effective Time, Parent intends to cause the contribution, conveyance or transfer of the Company Operating Partnership (or its assets and liabilities) to the Parent Operating Partnership, in a form to be determined by Parent, in exchange for the issuance of additional interests in the Parent Operating Partnership, or such other similar transaction as determined by Parent;

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (b) this Agreement is intended to be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I
MERGER

Section 1.1                                    Merger.

(a)                                 Merger.  Upon the terms and subject to satisfaction or permitted waiver of the conditions set forth in this Agreement, and in accordance with the Maryland General Corporation Law (the “MGCL”), at the Effective Time, the Company shall be merged with and into Merger Sub (the “Merger”).  As a result of the Merger, the separate existence of the Company shall cease, and Merger Sub shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.  The Merger will have the effects provided in this Agreement and as specified in the MGCL.

(b)                                 Effective Time.  The Parties shall cause the Merger to be consummated by filing as soon as practicable on the Closing Date articles of merger for the Merger (the “Articles of Merger”) with the State Department of Assessment and Taxation of the State of Maryland (the “SDAT”), in such form as required by, and executed in accordance with the relevant provisions of, the MGCL.  The Merger shall become effective at the time when the Articles of Merger have been accepted for record by the SDAT, with such date and time specified in the Articles of Merger, or on such other date and time as shall be agreed by the Parties and specified in the Articles of Merger (the date and time the Merger becomes effective, the “Effective Time”).

Section 1.2                                    Closing.  The closing of the Merger (the “Closing”) will take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 8:30 a.m., New York time, on the second Business Day after the satisfaction or permitted waiver of the last of the conditions set forth in Article VI (other than the conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or permitted waiver of those conditions at the Closing), unless another date, time or place is agreed to in writing by the Parties (the date on which the Closing occurs, the “Closing Date”).

Section 1.3                                    Articles and Bylaws of the Surviving Corporation.  The articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation.  The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation.

Section 1.4                                    Directors and Officers of the Surviving Corporation.  From and after the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

Section 1.5                                    Tax Consequences.  It is intended that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code.

ARTICLE II
TREATMENT OF SECURITIES

Section 2.1                                    Treatment of Securities.

(a)                                 Treatment of Company Common Stock.  At the Effective Time, as a result of the Merger and without any action on the part of the Parties or any holder of any shares of capital stock of Parent, Merger Sub or the Company, each share of common stock, par value $0.0001, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares of Company Common Stock owned directly by the Company, Parent or Merger Sub (such excluded shares, the “Excluded Shares” and all other outstanding shares, the “Eligible Shares”), shall be automatically converted into the right to receive the Merger Consideration (and cash in lieu of fractional shares, if any, pursuant to Section 2.2(e)).

(b)                                 Effect of Conversion on Company Common Stock.  In addition to the effects described in Section 2.1(a) above, as a result of the Merger and without any action on the part of the Parties or any holder of any shares of capital stock of Parent, Merger Sub or the Company, as of the Effective Time, all of the Eligible Shares shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each evidence of shares in book-entry form previously evidencing any of the Eligible Shares immediately prior to the Effective Time (the “Company Book-Entry Shares”) and each certificate previously representing any Eligible Shares immediately prior to the Effective Time (the “Company Certificates”) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 2.2(e) cash in lieu of fractional shares into which such Eligible Shares have been converted pursuant to Section 2.1(a) and any dividends or other distributions pursuant to Section 2.2(c) or Section 5.10(c).

(c)                                  Cancellation of Excluded Shares.  At the Effective Time, as a result of the Merger and without any action on the part of the Parties or any holder of any shares of capital stock of Parent or the Company, each Excluded Share issued and outstanding immediately prior to the Effective Time shall cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist.

(d)                                 Treatment of Merger Sub Capital Stock.  At the Effective Time, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding as a share of capital stock of the Surviving Corporation and shall not be affected by the Merger.

(e)                                  Parent Capital Stock.  For the avoidance of doubt, at the Effective Time, each share of capital stock of Parent issued and outstanding immediately prior to the Effective Time shall remain outstanding as a share of capital stock of Parent and shall not be affected by the Merger.

Section 2.2                                    Exchange of Certificates.

(a)                                 Exchange Agent.  At or prior to the Effective Time, Parent shall deposit or shall cause to be deposited with a nationally recognized financial institution or trust company selected by Parent and reasonably acceptable to the Company to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of Eligible Shares, (i) an aggregate number of shares of Parent Common Stock to be issued in uncertificated or book-entry form comprising the number of shares of Parent Common Stock required to be issued pursuant to Section 2.1(a), and (ii) an aggregate amount of cash comprising approximately the amount required to be delivered pursuant to Section 2.2(e).  In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 2.2(c) with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares or pursuant to Section 5.10(c).  Such shares of Parent Common Stock, cash in lieu of any fractional shares payable pursuant to Section 2.2(e) and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 2.2(a) are referred to collectively in this Agreement as the “Exchange Fund.”  The Exchange Fund shall not be used for any purpose other than for the purpose provided for in this Agreement.

(b)                                 Exchange Procedures.

(i)                                     Promptly after the Effective Time (and in any event within five Business Days thereafter), Parent and the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of Eligible Shares notice advising such holders of the effectiveness of the Merger, including (A) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Company Certificates or the Company Book-Entry Shares shall pass, only upon delivery of the Company Certificates (or affidavits of loss in lieu of the Company Certificates, as provided in Section 2.6) or transfer of the Company Book-Entry Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to the Company Book-Entry Shares) (the “Letter of Transmittal”), and (B) instructions for surrendering the Company Certificates (or affidavits of loss in lieu of the Company Certificates, as provided in Section 2.6) or transferring the Company Book-Entry Shares to the Exchange Agent in exchange for the Merger Consideration, cash in lieu of fractional shares, if any, and any dividends or distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement.  With respect to holders of the Company Book-Entry Shares, the Parties shall cooperate to establish procedures with the Exchange Agent to allow the Exchange Agent to promptly transmit, following the Effective Time, to such holders or their nominees, upon surrender of Eligible Shares, the Merger Consideration, cash in lieu of fractional shares, if any, and any dividends or distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement.

(ii)                                  Upon surrender to the Exchange Agent of Eligible Shares that are represented by the Company Certificates, by physical surrender of such Company Certificate (or affidavit of loss in lieu of a Company Certificate, as provided in Section 2.6) or that are Company Book-Entry Shares, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the transfer of Company Book-Entry Shares, in accordance with the terms of the Letter of Transmittal and accompanying instructions or, with respect to Company Book-Entry Shares, in accordance with customary procedures and such other procedures as agreed by Parent and the Exchange Agent, the holder of such Company Certificate or Company Book-Entry Share shall be entitled to receive in exchange therefor (A) that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 2.1(a) and (B) an amount (if any) in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholdings as provided in Section 2.2(h)) of (1) any cash in lieu of fractional shares payable pursuant to Section 2.2(e) plus (2) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to Section 2.2(c) or Section 5.10(c).

(iii)                               No interest will be paid or accrued on any amount payable upon due surrender of Eligible Shares, and any Company Certificate or ledger entry relating to Company Book-Entry Shares formerly representing shares of Company Common Stock that have been so surrendered shall be cancelled by the Exchange Agent.

(iv)                              In the event of a transfer of ownership of certificated Eligible Shares that is not registered in the transfer records of the Company, the proper number of shares of Parent Common Stock, together with an amount (if any) in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholdings as provided in Section 2.2(h)) of cash to be paid upon due surrender of the Company Certificate and any dividends or distributions in respect thereof, may be issued or paid to such a transferee if the Company Certificate formerly representing such Eligible Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or similar Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent and Parent.  Payment of the Merger Consideration with respect to Company Book-Entry Shares shall only be made to the Person in whose name such Company Book-Entry Shares are registered in the stock transfer books of the Company.  Until surrendered as contemplated by this Section 2.2(b), each Company Certificate and Company Book-Entry Share shall be deemed at any time at or after the Effective Time to represent only the right to receive the Merger Consideration in accordance with this Article II, including any amount payable in lieu of fractional shares in accordance with Section 2.2(e), and any dividends or other distributions in accordance with Section 2.2(c) or Section 5.10(c), in each case without interest.

(c)                                  Distributions with Respect to Unexchanged Shares.  All shares of Parent Common Stock to be issued in connection with the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of Parent Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement.  No dividends or other distributions in respect of Parent Common Stock shall be paid to any holder of any unsurrendered Eligible Share until the Company Certificate (or affidavit of loss in lieu of the Company Certificate as provided in Section 2.6) or the Company Book-Entry Share is surrendered for exchange in accordance with this Article II.  Subject to applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Eligible Shares in accordance with this Article II, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(d)                                 Transfers.  From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Company Certificates or Company Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided in this Agreement or by applicable Law.  If, after the Effective Time, Company Certificates or Company Book-Entry Shares are presented to the Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e)                                  No Fractional Shares.  Notwithstanding any other provision of this Agreement to the contrary, no fractional shares of Parent Common Stock shall be issued upon the conversion of Eligible Shares pursuant to this Agreement.  Any holder of Eligible Shares otherwise entitled to receive a fractional share of Parent Common Stock but for this Section 2.2(e) shall be entitled to receive, upon surrender of the applicable Eligible Shares, a cash payment, without interest, in lieu of any fractional share, equal to the product obtained by multiplying (i) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) would otherwise be entitled by (ii) the closing price on the New York Stock Exchange (the “NYSE”), as reported on the consolidated tape at the close of the NYSE regular session of trading, for a share of Parent Common Stock on the last trading day immediately preceding the Closing Date (appropriately adjusted for the consummation of the Parent Reverse Stock Split or otherwise as contemplated by Section 2.5, if applicable).  No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 2.2(e) to any dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock.  The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration and solely represents a mechanical rounding-off of the fractions in the exchange.

(f)                                   Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to holders of Eligible Shares for nine months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation for delivery of any shares of Parent Common Stock and any payment of cash and any dividends and other distributions in respect thereof payable or issuable pursuant to Section 2.1(a), Section 2.2(c), Section 2.2(e) and Section 5.10(c), in each case, without any interest thereon.

(g)                                  No Liability.  Notwithstanding anything in this Agreement to the contrary, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.  Any portion of the Exchange Fund that remains undistributed to the holders of Eligible Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(h)                                 Withholding.  Each of Parent, the Company, Merger Sub, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable Tax Law.  To the extent that amounts are so deducted or withheld by Parent, the Company, Merger Sub, the Exchange Agent or the Surviving Corporation and paid over to the applicable Governmental Entity in accordance with applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.3                                    Further Assurances.  If, at any time before or after the Effective Time, Parent or the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Company, or (b) otherwise to carry out the purposes of this Agreement, each of Parent, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of any Party, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of any such Person, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Company and otherwise to carry out the purposes of this Agreement.

Section 2.4                                    Treatment of Company Equity Awards.

(a)                                 Company Restricted Stock Awards.  As of immediately prior to the Effective Time, as required under the applicable Company Benefit Plan, by virtue of the Merger and without any action on the part of the Parties or any holders thereof, each award of restricted shares of Company Common Stock granted under the Company Equity Plan (each, a “Company Restricted Stock Award”) that is outstanding as of immediately prior to the Effective Time shall become fully vested, and otherwise be treated in the same manner as any other share of Company Common Stock under Section 2.1 of this Agreement.

(b)                                 Company RSU Awards.  As of immediately prior to the Effective Time, in accordance with the terms of the applicable Company Benefit Plan, by virtue of the Merger and without any action on the part of the Parties or any holders thereof, each award of restricted stock units corresponding to shares of Company Common Stock granted under the Company Equity Plan or otherwise that vests based on either continued service requirements or the achievement of performance targets (each, a “Company RSU Award”) that is outstanding as of immediately prior to the Effective Time shall become vested to the extent provided under the applicable Company Benefit Plan and, in the case of performance-based Company RSU Awards (which shall include, for the avoidance of doubt, any Dividend Shares in respect of such Company RSU Award), performance shall be determined to be achieved as set forth under the applicable Company Benefit Plan, and any portion of such Company RSU Awards that does not become vested as so provided shall be immediately forfeited.  Upon such vesting event, each such Company RSU Award shall be settled in shares of Company Common Stock that shall be treated in the same manner as any other share of Company Common Stock under Section 2.1 of this Agreement.

(c)                                  Company Actions.  Prior to the Effective Time, the Company shall take such actions as are necessary to provide for the treatment of the Company Equity Awards as contemplated by this Section 2.4.  For the avoidance of doubt, the Company shall take all actions necessary to satisfy all applicable Tax withholding obligations of each of the Company and the holders of any Company Equity Award in connection with the vesting and settlement of such awards as contemplated above.

Section 2.5                                    Adjustments to Prevent Dilution.  If, at any time during the period between the date of this Agreement and the Effective Time, there is a change in the number of issued and outstanding shares of Company Common Stock or shares of Parent Common Stock, or securities convertible or exchangeable into shares of Company Common Stock or shares of Parent Common Stock, in each case, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, merger, subdivision or other similar transaction, the Exchange Ratio shall be equitably adjusted to provide the holders of Eligible Shares and Parent with the same economic effect as contemplated by this Agreement prior to such event (provided that there shall not be more than one such adjustment for any single action, including if the Exchange Ratio has been adjusted pursuant to its definition).

Section 2.6                                    Lost Certificates.  If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if requested by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(f), the Surviving Corporation) shall deliver, in exchange for such lost, stolen or destroyed Company Certificate, the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Company Certificate were converted pursuant to Section 2.1(a), any cash in lieu of fractional shares and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1                                    Representations and Warranties of the Company.  Except (x) as set forth in the applicable section or subsection of the disclosure letter delivered to Parent by the Company immediately prior to the execution of this Agreement (the “Company Disclosure

Letter”) (it being understood that any matter disclosed pursuant to any section or subsection of the Company Disclosure Letter shall be deemed to be disclosed for all purposes of this Article III as long as the relevance of such disclosure to the other Sections or sub-Sections of this Article III is reasonably apparent on the face of such disclosure); provided, that (x) nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein and (y) no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material or constitutes a Company Material Adverse Effect, (2) such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company or any Subsidiaries of the Company is a party exists or has actually occurred, or (y) as disclosed in the Company SEC Documents filed with the SEC since December 31, 2017 and publicly available prior to the date hereof (other than disclosures in any “risk factors” or “forward looking statements” sections of such reports or any other disclosures in such reports to the extent they are non-specific, predictive, forward-looking or primarily cautionary in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

(a)                                 Organization, Standing and Power.

(i)                                     The Company is duly organized, validly existing and in good standing under the laws of the State of Maryland and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has requisite corporate, partnership or limited liability company (as the case may be) power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be so organized, validly existing or in good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and each of its Subsidiaries is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the nature of its activities makes such qualification necessary, except for such failures to be so qualified as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has prior to the date of this Agreement made available to Parent true and complete copies of the articles of incorporation, certificates of formation, bylaws, limited liability company agreements, certificates of partnership, bylaws, partnership agreement or other organizational documents (“Organizational Documents”), as applicable, of the Company, its Significant Subsidiaries and Tier Operating Partnership LP, a Texas limited partnership (the “Company Operating Partnership”), in each case as in effect as of the date hereof.  The Organizational Documents of the Company, its Significant Subsidiaries and the Company Operating Partnership are in full force and effect and the Company, its Significant Subsidiaries and the Company Operating Partnership are not in violation of any of their respective Organizational Documents.

(ii)                                  Section 3.1(a)(ii) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, together with the jurisdiction of organization or incorporation, as the case may be, of each such Subsidiary and, to the extent any Subsidiary of the Company is not wholly owned, the ownership interests that the Company or its Subsidiaries hold in such entity.  The Organizational Documents of the Company’s Subsidiaries are in full force and effect, the Company’s Significant Subsidiaries are not in violation of any of their respective Organizational Documents and, to the Company’s knowledge, each joint venture of the Company (each, a “Company Joint Venture”) is in compliance in all material respects with the terms of its Organizational Documents.

(iii)                               Section 3.1(a)(iii) of the Company Disclosure Letter sets forth a true and complete list of the ownership interests of the Company or any Subsidiaries of the Company in any joint venture, partnership, strategic alliance or similar arrangement with a third party (in each case to the extent not a Subsidiary of the Company).

(iv)                              Section 3.1(a)(iv) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company that is a REIT, a “qualified REIT subsidiary” within in the meaning of Section 856(i)(2) of the Code (a “QRS”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (a “TRS”).

(v)                                 All issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are wholly owned, directly or indirectly, by the Company free and clear of all Liens other than Permitted Liens.

(b)                                 Capital Structure.

(i)                                     As of the date hereof, the authorized capital stock of the Company consists of 382,499,000 shares of Company Common Stock, 1,000 shares of non-participating, non-voting, convertible stock, par value $0.0001 per share (the “Company Convertible Stock”) and 17,500,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”).  As of the close of business on March 22, 2019 (the “Company Capitalization Date”), (A) 55,520,525 shares of Company Common Stock were issued and outstanding (including 221,743 shares underlying Company Restricted Stock Awards), (B) no shares of Company Convertible Stock were issued and outstanding, (C) no shares of Company Preferred Stock were issued and outstanding, (D) no shares of Company Common Stock were issuable upon exchange of limited partnership units of the Company Operating Partnership, (E) 55,520,525 units of the Company Operating Partnership were issued and outstanding, all of which were owned by the Company or a wholly-owned Subsidiary of the Company, (F) 1,725,433 shares of Company Common Stock were reserved for issuance under the Company Equity Plan, (G) Company RSU Awards relating to 609,262 shares of Company Common Stock were outstanding (assuming, in the case of performance-based Company RSU Awards, (1) the achievement of maximum performance (assuming proration based on a Closing Date of June 30, 2019, in the case of Company RSU Awards granted in 2019) and (2) the inclusion of all 26,269 currently accrued Dividend Shares in respect of such Company RSU Awards (assuming achievement of maximum performance) and (H) no shares of capital stock of the Company or equity interests of the Company Operating Partnership were held by any Subsidiaries of the Company or the Company Operating Partnership, respectively.  All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued prior to the Effective Time shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(ii)                                  Section 3.1(b)(ii) of the Company Disclosure Letter sets forth a true and complete list, as of the Company Capitalization Date, of (A) each Company Equity Award, (B) the name of each Company Equity Award holder, (C) the number of shares of Company Common Stock underlying each Company Equity Award, (D) the date on which each Company Equity Award was granted, and (E) the vesting schedule applicable to each Company Equity Award.

(iii)                               Except as set forth in Section 3.1(b)(i) and Section 3.1(b)(ii), as of the date hereof, there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of its Subsidiaries is a party or otherwise bound obligating the Company or any of its Subsidiaries to: (1) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly owned Subsidiary of the Company); (2) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (3) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (4) except with respect to any existing Company Joint Ventures or existing development projects requiring capital calls to fund operations in the normal course of business, provide a material amount of funds to, or make a material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company that is not wholly owned by the Company or the Company Operating Partnership.

(iv)                              No bonds, debentures, notes or other Indebtedness having the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matters on which stockholders may vote (“Voting Debt”) of the Company or any of its Subsidiaries are issued or outstanding.

(v)                                 There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interest.

(c)                                  Authority; No Violation.

(i)                                     The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the receipt of the Company Required Vote, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and all other necessary corporate action on the part of the Company, other than the receipt of the Company Required Vote and the filing of the Articles of Merger with the SDAT, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Company and constitutes, subject to the execution and delivery by Parent and Merger Sub, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and subject to general principles of equity (the “Bankruptcy and Equitable Exceptions”).

(ii)                                  The execution and delivery by the Company of this Agreement does not, and, except as described in Section 3.1(c)(ii) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement by the Company will not (A) conflict with or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, permit, concession, franchise or right binding upon the Company or any Subsidiary of the Company or result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary of the Company, other than Permitted Liens, (B) conflict with or result in any violation of any provision of the Organizational Documents of the Company or any Subsidiary of the Company or (C) conflict with or result in any violation of any Laws applicable to the Company or any Subsidiary of the Company or any of their respective properties or assets, other than in the case of clauses (A), (B) (with respect to Subsidiaries of the Company other than the Company Operating Partnership) and (C), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or prevent or materially impede, hinder or delay consummation by the Company of the Merger.

(iii)                               Except for (A) the applicable requirements, if any, of state securities or “blue sky” laws (“Blue Sky Laws”), (B) required filings or approvals under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act, (C) any filings or approvals required under the rules and regulations of the NYSE and (D) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL, no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other federal, state, local or foreign governmental or quasi-governmental authority or instrumentality, domestic or foreign, or industry self-regulatory organization (a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for such consents, approvals, orders, authorizations, registrations, declarations or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)                                 SEC Documents; Financial Statements; No Undisclosed Liabilities.

(i)                                     The Company has timely filed or furnished to the SEC all reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2016, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Company SEC Documents”).  As of their respective dates, the Company SEC Documents at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  To the knowledge of the Company, none of the Company SEC Documents is as of the date of this Agreement the subject of ongoing SEC review.  As of the date hereof, the Company has not received any comments from the SEC with respect to any of the Company SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting the Company that have not been adequately addressed.  None of the Company’s Subsidiaries is, or at any time since December 31, 2016 has been, required to file any forms, reports or other documents with the SEC.

(ii)                                  The financial statements of the Company (including all related notes and schedules thereto) included in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed in the notes thereto, or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(iii)                               The Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13a—15(f) and 15d—15(f) of the

Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting.  The Company (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a—15(e) and 15d—15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent, the Company’s outside auditors and the audit committee of the Board of Directors of the Company (1) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  Since December 31, 2016, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(iv)                              Since December 31, 2016, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any Representative of the Company or any of its Subsidiaries has received any material complaint, allegation, assertion or claim in writing regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2016, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(v)                                 There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:  (A) liabilities for obligations reflected or reserved against in the Company’s most recent balance sheet or disclosed in the notes thereto contained in the Company SEC Documents filed with the SEC prior to the date of this Agreement; (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of such balance sheet; (C) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and (D) liabilities or obligations that have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(vi)                              Neither the Company nor any Subsidiary of the Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between the Company or any Subsidiary of the Company, on the one hand, and any unconsolidated Affiliate of the Company or any Subsidiary of the Company, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Subsidiary of the Company or any of their financial statements.

(e)                                  Information Supplied.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement/Prospectus will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC promulgated thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement/Prospectus, as applicable.

(f)                                   Compliance with Laws.  The Company and each of its Subsidiaries are in compliance with all Laws applicable to any of them or their respective operations, except to the extent that failure to comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any written notice since January 1, 2016 from a Governmental Entity asserting a failure, or possible failure, to comply with any such Law, the subject of which written notice has not been resolved prior to the date of this Agreement as required thereby or otherwise to the satisfaction of the Governmental Entity sending such notice (in each case without any restriction imposed on the business or operations of the Company or any of its Subsidiaries, or any penalty or fee payable as of the date hereof by the Company or any of its Subsidiaries), except for such failures as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)                                  Legal Proceedings.  There is no suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries or any of their respective properties or assets which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There is no judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries or any of their respective properties or assets which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  As of the date of this Agreement, there is no pending material suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) that was initiated or commenced by the Company or any of its Subsidiaries against any other Person.

(h)                                 Taxes.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                                     The Company and each of its Subsidiaries have (A) duly and timely filed (or caused to be timely filed on their behalf) with the appropriate taxing authority all Tax Returns required to be filed by them (taking into account any extensions of time within which to file), and such Tax Returns are true, correct and complete, (B) duly and timely paid in full (or caused to be timely paid in full on their behalf), or made adequate provision for in accordance with GAAP, all Taxes required to be paid by them (and adequate reserves or accruals for Taxes have been provided for in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith), and (C) complied with all applicable Laws relating to the payment, withholding and collection of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely collected and withheld and, in each case, have paid over to the appropriate governmental authorities any and all amounts required to be so collected or withheld and paid over on or prior to the due date thereof under all applicable Laws;

(ii)                                  In the past five (5) years, neither the Company nor any of its Subsidiaries has received a written claim, or to the knowledge of the Company, an unwritten claim, by any authority in a jurisdiction where any of them does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction;

(iii)                               There are no disputes, audits, examinations, investigations or proceedings pending (or threatened in writing), or claims asserted, for and/or in respect of any Taxes or Tax Returns of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes;

(iv)                              No deficiency for Taxes of the Company or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to the Company’s knowledge, threatened, by any governmental authority, which deficiency has not yet been settled;

(v)                                 Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a taxing authority or has entered into any written agreement with a taxing authority with respect to any Taxes;

(vi)                              Neither the Company nor any of its Subsidiaries has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that remains in effect;

(vii)                           Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return that remains unfiled, other than customary extensions in respect of the 2018 taxable year;

(viii)                        Neither the Company nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law);

(ix)                              Since January 1, 2013, (A) neither the Company nor any of its Subsidiaries have incurred any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code or the Treasury Regulations thereunder; and (B) neither the Company nor any of its Subsidiaries have incurred any liability for any other Taxes other than (x) in the ordinary course of business consistent with past practice, or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property.  Since January 1, 2013, neither the Company nor any of its Subsidiaries (other than a TRS or any subsidiary of a TRS) has engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code.  Since January 1, 2013, neither the Company nor any of its Subsidiaries has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code;

(x)                                 There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any of its Subsidiaries, and after the Closing Date neither the Company nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements entered into in the ordinary course of business and Tax Protection Agreements listed in Section 3.1(h)(xvii) of the Company Disclosure Letter;

(xi)                              Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or other affiliated, consolidated, combined or similar group for tax purposes (other than a group the common parent of which was the Company or a Subsidiary of the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), or as a transferee or successor;

(xii)                           The Company (A) for all taxable years commencing with its taxable year ended December 31, 2004, through and including its taxable year ended December 31 immediately prior to the Effective Time, has elected and has been subject to U.S. federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal Tax purposes for all such taxable years, (B) at all times since such date, has operated in such a manner so as to qualify as a REIT for U.S. federal Tax purposes and will continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes and/or ends on the Closing Date) through the Effective Time in such a manner so as to so qualify for the taxable year that will end with the consummation of the Merger and (C) has not taken or omitted to take any action that could reasonably be expected to result in the Company’s failure to qualify as a REIT or a challenge by the IRS or any other taxing authority to its status as a REIT, and no such challenge is pending or, to the knowledge of the Company, threatened;

(xiii)                        Section 3.1(h)(xiii) of the Company Disclosure Letter sets forth each Subsidiary of the Company and its classification for U.S. federal income tax purposes.  Each Subsidiary of the Company has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income Tax purposes as (A) a partnership or a disregarded entity and not as a corporation or an association or publicly traded partnership taxable as a corporation, (B) a QRS, (C) a TRS or (D) a REIT.  Each entity that is listed in Section 3.1(a)(iii) of the Company Disclosure Letter (I) as a partnership, joint venture or limited liability company has, since the later of the date of its formation and the date on which the Company acquired an interest in such entity, been treated for U.S. federal income tax purposes as a partnership or disregarded entity, and not as a corporation or an association taxable as a corporation, and (II) as a corporation has, since the later of the date of its formation or the date on which the Company acquired an interest in such entity, been treated for U.S. federal income tax purposes as a REIT, a QRS or a TRS;

(xiv)                       Neither the Company nor any of its Subsidiaries holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code or the Treasury Regulations thereunder);

(xv)                          Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(xvi)                       Neither the Company nor any of its Subsidiaries (other than any Subsidiary that is a TRS) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code;

(xvii)                    Section 3.1(h)(xvii) of the Company Disclosure Letter sets forth all Tax Protection Agreements currently in force to which the Company or any of its Subsidiaries is a party, and there is no other Tax Protection Agreement to which the Company or any of its Subsidiaries is a party;

(xviii)                 There are no Tax Liens upon any property or assets of the Company or any of its Subsidiaries, except Permitted Liens;

(xix)                       The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; and

(xx)                          Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-

free treatment under Section 355(a) of the Code in the two years prior to the date of this Agreement.

(i)                                     Material Contracts.  (i) Section 3.1(i) of the Company Disclosure Letter sets forth a true, complete and correct list of all Company Material Contracts as of the date of this Agreement and (ii) a true, complete and correct copy of each Company Material Contract, as of the date of this Agreement, has been made available by the Company to Parent prior to the date of this Agreement.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company Material Contracts is a valid and binding obligation of the Company or the Subsidiary of the Company that is a party thereto, and, to the knowledge of the Company, the other parties thereto, enforceable against the Company and its Subsidiaries and, to the knowledge of the Company, the other parties thereto in accordance with its terms (subject to the applicable Bankruptcy and Equitable Exceptions).  None of the Company or any of its Subsidiaries is, and to the knowledge of the Company no other party is, in breach, default or violation (and no event has occurred or not occurred through the Company’s or any Subsidiary of the Company’s action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Company Material Contract to which the Company or any Subsidiary of the Company is a party, or by which any of them or their respective properties or assets may be bound, except for such breaches, defaults or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j)                                    Benefit Plans.

(i)                                     Section 3.1(j)(i) of the Company Disclosure Letter contains a true, complete and correct list of each material Benefit Plan sponsored, maintained or contributed by the Company or any of its Subsidiaries, or which the Company or any of its Subsidiaries is obligated to sponsor, maintain or contribute to, other than any plan or program maintained by a Governmental Entity to which the Company or its Subsidiaries is required to contribute to pursuant to applicable Law (the “Company Benefit Plans”).  No Company Benefit Plan is established or maintained outside of the United States or for the benefit of current or former employees of the Company or any of its Subsidiaries residing outside of the United States.

(ii)                                  The Company has delivered or made available to Parent prior to the date of this Agreement a true, correct and complete copy of each Company Benefit Plan currently in effect and, with respect thereto, if applicable, (A) all amendments, the current trust (or other funding vehicle) agreements, and the most recent summary plan descriptions, (B) the most recent annual report (Form 5500 series including, where applicable, all schedules and actuarial and accountants’ reports) filed with the Department of Labor and the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (C) the most recent determination letter from the IRS (if applicable) for such Company Benefit Plan and (D) any notice to or from the IRS or any office or representative of the Department of Labor relating to any unresolved compliance issues in respect of such Company Benefit Plan.

(iii)                               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including, but not limited to, ERISA and the Code and in each case the regulations thereunder, (B) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualifications from the IRS or is entitled to rely on an advisory or opinion letter as to its qualifications issued with respect to an IRS approved master and prototype or volume submitter plan, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan, (C) neither the Company nor any of its Subsidiaries has engaged in a transaction that has resulted in, or would reasonably be expected to result in, the assessment of a civil penalty upon the Company or any of its Subsidiaries pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code that has not been satisfied in full, (D) there does not now exist, nor, to the knowledge of the Company, do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates, (E) all payments required to be made by or with respect to each Company Benefit Plan (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been timely made or paid by the Company or its Subsidiaries in accordance with the provisions of each of the Company Benefit Plans and applicable Law or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the books and records of the Company in accordance with GAAP and (F) there are no pending or, to the knowledge of the Company, threatened claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any Company Benefit Plan or otherwise involving any Company Benefit Plan or any trusts related thereto (other than routine claims for benefits).

(iv)                              None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates maintains, contributes to, or participates in, or has ever during the past six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with:  (A) a plan subject to Title IV or Section 302 of ERISA or Section 412 or Section 430 of the Code, (B) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA), or (C) any plan or arrangement which provides for post-employment or post-retirement medical or welfare benefits for retired or former employees or beneficiaries or dependents thereof, except pursuant to Section 4980B of the Code or other applicable Law.

(v)                                 Except as set forth on Section 3.1(j)(v) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director, employee or other service provider of the Company or any of its Subsidiaries under any Company Benefit Plan or otherwise, (B) increase any benefits otherwise payable or trigger any other obligation under any Company Benefit Plan, (C) result in any acceleration of the time of payment, funding or vesting of any such benefits or (D) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust.

(vi)                              No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

(k)                                 Employment and Labor Matters.

(i)                                     (A) Neither the Company nor any of its Subsidiaries is a party to or bound by any material collective bargaining or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries, (B) there are no pending or, to the knowledge of the Company, threatened strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries (the “Company Employees”), (C) there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, (D) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened with respect to the Company Employees, and (E) there is no slowdown or work stoppage in effect or, to the knowledge of the Company, threatened with respect to the Company Employees, nor has the Company or any of its Subsidiaries experienced any events described in clauses (B), (C), (D) or (E) within the past three years; except, with respect to clauses (B) and (D) hereof, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)                                  Notwithstanding anything to the contrary contained in this Agreement, and except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Laws relating to (A) employment and employment practices, (B) terms and conditions of employment and wages and hours, (C) unfair labor practices and (D) labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, classification of service providers as employees and/or independent contractors, safety and health, workers’ compensation, immigration, pay equity and the collection and payment of withholding or social security.

(l)                                     Absence of Certain Changes.

(i)                                     From December 31, 2018 through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course in all material respects.

(ii)                                  Since December 31, 2018, no Effects have occurred, which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or prevent or materially impede, hinder or delay consummation by the Company of the Merger.

(m)                             Board Approval.  The Board of Directors of the Company, by resolutions duly adopted by unanimous vote, has (i) declared the Merger to be advisable, (ii) subject to Section 5.4, resolved to recommend that the stockholders of the Company approve the Merger, and directed that the Merger be submitted for consideration by the Company stockholders at the Company Stockholders Meeting and (iii) taken all appropriate and necessary actions to render any and all limitations on mergers, business combinations and ownership of shares of Company Common Stock as set forth in the Company’s Organizational Documents or in any state takeover statute to be inapplicable to the transactions contemplated by this Agreement, including the Merger.

(n)                                 Vote Required.  The affirmative vote of the holders of shares entitled to cast a majority of all of the votes entitled to be cast on the Merger (the “Company Required Vote”) is the only vote of the holders of any class or series of capital stock of the Company necessary to approve the Merger, and no other vote of the holders of any class or series of capital stock of the Company is necessary in order to approve this Agreement or the transactions contemplated hereby.

(o)                                 Properties.

(i)                                     Section 3.1(o)(i) of the Company Disclosure Letter sets forth in all material respects a true, correct and complete list of the address of each real property owned or leased by the Company or any of its Subsidiaries, name of the entity owning or leasing, whether such property is owned, leased, ground leased or subleased (all such real property interests, together with all right, title and interest of the Company and any of its Subsidiaries in and to (A) all buildings, structures and other improvements and fixtures located on or under such real property and (B) all easements, rights and other appurtenances to such real property, and subject to any easements, impairments, rights and other appurtenances affecting such real property, are individually referred to herein as a “Company Property” and collectively referred to herein as the “Company Properties”).  Section 3.1(o)(i) of the Company Disclosure Letter sets forth in all material respects a true, correct and complete list of the address of each facility and real property which, as of the date of this Agreement, is under contract by the Company or a Subsidiary of the Company for purchase or which is required under a written agreement to be leased or subleased as tenant or subtenant by the Company or a Subsidiary of the Company after the date of this Agreement.  Except as set forth on Section 3.1(o)(i) of the Company Disclosure Letter, there are no real properties that the Company or any of its Subsidiaries is obligated to buy, lease or sublease at some future date.  None of the Company or any of its Subsidiaries owns or leases any real property which is not set forth on Section 3.1(o)(i) of the Company Disclosure Letter.

(ii)                                  The Company or a Subsidiary of the Company owns good and valid fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) or leasehold title (as applicable) to each of the Company Properties, in each case free and clear of Liens (except for Permitted Liens) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii)                               Since December 31, 2016, (A) neither the Company nor any of its Subsidiaries has received (1) written notice that any certificate, permit or license from any Governmental Entity having jurisdiction over any of the Company Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (2) written notice of any uncured violation of any Laws affecting any of the Company Properties which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (B) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any Subsidiary of the Company has received written notice to the effect that there are any condemnation proceedings pending or threatened in writing with respect to any material portion of any of the Company Properties.

(iv)                              No certificate, variance, permit or license from any Governmental Entity having jurisdiction over any of the Company Properties or any agreement, easement or other right that is necessary to permit the current use of the buildings and improvements on any of the Company Properties or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Company Properties has failed to be obtained or is not in full force and effect, and neither the Company nor any of its Subsidiaries has received written notice of any outstanding threat of modification or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(v)                                 True and complete copies of all leases (the “Company Leases”) affecting the interest of the Company or any of its Subsidiaries in the Company Properties that are, individually, in excess of 50,000 square feet, in each case in effect as of the date of this Agreement (the “Material Company Leases”), have been made available by the Company to Parent. The lease abstracts summarizing the Material Company Leases that have been made available by the Company to Parent are accurate in all material respects. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Material Company Lease, (B) no event has occurred which would result in a breach or violation of, or a default under, any Material Company Lease by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto in each case, with or without notice or lapse of time or both, and no tenant under a Material Company Lease is in monetary default under such Material Company Lease, and (C) each Material Company Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or a Subsidiary of the Company and, to the knowledge of the Company, with respect to the other parties thereto, subject to the applicable Bankruptcy and Equitable Exceptions; provided that for the purposes of clauses (A) and (B) above, no tenant will be deemed to be in monetary breach, violation or default under such Material Company Lease if such monetary breach, violation or default has continued for a period of less than 60 days and is with respect to an amount less than $1,000,000.

(vi)                              Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no purchase option has been exercised under any Material Company Lease for which the purchase has not closed prior to the date of this Agreement.

(vii)                           Except as set forth in Contracts made available to Parent prior to the date of this Agreement, there are no written contracts for sale or ground lease, or letters of intent to sell or ground lease, any Company Property or any material portion thereof, which, in each case, is in favor of any party other than the Company or a Subsidiary of the Company and has been entered into prior to the date of this Agreement and not consummated or terminated prior to the date of this Agreement (a “Company Third Party”).

(viii)                        Except pursuant to a lease affecting any Company Property, neither the Company nor any of its Subsidiaries is a party to any agreement pursuant to which the Company or any of its Subsidiaries manages, or manages the development of, any material real property for any Company Third Party.

(ix)                              The Company or its Subsidiaries, as applicable, are in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Company Property that is owned in fee or ground leased (each, a “Company Title Insurance Policy”). Since January 1, 2016, no written claim has been made against any Company Title Insurance Policy, which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(x)                                 The Company and its Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  None of the Company’s or any of its Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Permitted Liens and Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(xi)                              Neither the Company nor any of its Subsidiaries has (A) received written notice of any structural defects relating to any Company Properties which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (B) received written notice of any physical damage to any Company Properties which has had or would reasonably be expected have, individually or in the aggregate, a Company Material Adverse Effect.

(xii)                           No certificate, variance, permit or license from any Governmental Entity having jurisdiction over any of the Company Properties that is necessary for any pending construction of any buildings (and any improvement thereon) on any of the Company Properties, including parking areas, driveways, roads and other means of egress and ingress to and from any of the Company Properties, has failed to be obtained or is not in full force and effect, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received written notice of any outstanding threat of modification or cancellation of any such certificate, variance, permit or license and, to the knowledge of the Company, no event has occurred or circumstances exist that has given rise to, or serves as a basis for the Company or its Subsidiaries not obtaining, any certificates, variances, permits or licenses reasonably necessary for the operation of such buildings once constructed, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(p)                                 Environmental Matters.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                                     (A) The Company, each of its Subsidiaries, each of the Company Properties and each material property of the Company Joint Ventures (the “Company Joint Venture Properties”) is in compliance with all applicable Environmental Laws; (B) there is no litigation, investigation, request for information or other proceeding pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any Company Joint Venture under any applicable Environmental Laws; and (C) none of the Company, its Subsidiaries or the Company Joint Ventures has any received written notice of violation or potential liability, or any investigation, under any applicable Environmental Laws that remains unresolved, and no judicial or administrative order has been issued against the Company, any of its Subsidiaries or any Company Joint Venture that remains unresolved.

(ii)                                  Neither the Company nor any of its Subsidiaries or, to the knowledge of the Company, the Company Joint Ventures have used, generated, stored, treated or handled any Hazardous Materials, including on the Company Properties and Company Joint Venture Properties, in a manner that would reasonably be expected to result in liability under any Environmental Law, and there are currently no underground storage tanks, active or abandoned, used for the storage of Hazardous Materials on, in or under any Company Properties or Joint Venture Properties in violation of applicable Environmental Laws.  Neither the Company nor any of its Subsidiaries or, to the knowledge of the Company, the Company Joint Ventures has caused a release of Hazardous Materials, including on any Company Property or any Company Joint Venture Property, and, to the knowledge of the Company, no other Person has caused a release or threatened release of Hazardous Materials on any Company Property or Company Joint Venture Property (and no Company Properties or Company Joint Venture Properties are contaminated by any Hazardous Materials), in each case that would reasonably be expected to result in liability under any Environmental Laws.

(iii)                               To the knowledge of the Company, all Hazardous Material which has been removed from any Company Properties or Company Joint Venture Properties and any properties formerly owned, leased or operated by the Company or the Company Joint Ventures was handled, transported and disposed of at the time of removal in compliance with, and in a manner that would not give rise to liability under, applicable Environmental Laws.

(iv)                              Neither the Company nor any of its Subsidiaries or any Company Joint Ventures is subject to any material agreement with or is subject to any judgment, decree, injunction or order by a Governmental Entity with respect to any Hazardous Material cleanup or violation of Environmental Laws.

(q)                                 Intellectual Property.  Except as set forth in Schedule 3.1(q) of the Company Disclosure Letter and as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries own or have a valid license or other right to use all trademarks, service marks, trade names, copyrights and other intellectual property rights (including any registrations or applications for registration of any of the foregoing) (collectively, the “Company Intellectual Property”) necessary to carry on their business substantially as currently conducted, (ii) neither the Company nor any such Subsidiary has received any written notice of infringement of or conflict with, and to the knowledge of the Company, there are no infringements of or conflicts with, the rights of others with respect to the use of any Company Intellectual Property and (iii) to the knowledge of the Company, no Person is infringing on or conflicting with any rights of the Company Intellectual Property.

(r)                                    Permits.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the permits, licenses, approvals, variances, exemptions, orders, franchises, certifications and authorizations from Governmental Entities and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy (collectively, “Permits”) held by the Company and its Subsidiaries are valid and sufficient in all respects for all business presently conducted by the Company and its Subsidiaries and for the operation of the Company Properties, (ii) all applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Entities, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Entities and (iii) neither the Company nor any of its Subsidiaries has received any written claim or notice indicating that the Company or any of its Subsidiaries is currently not in compliance with the terms of any such Permits, and to the knowledge of the Company no such noncompliance exists.

(s)                                   Insurance.  The Company and its Subsidiaries have obtained and maintained in full force and effect insurance policies (the “Company Insurance Policies”) providing for coverage in such amounts, on such terms and covering such risks as is reasonable and customary for their business.  The Company or the applicable Subsidiary of the Company has paid, or caused to be paid, all premiums due under such policies and is not in default with respect to any obligations under such policies in any material respect.  Neither the Company nor any of its Subsidiaries has reached or exceeded its policy limits for any such insurance policies.  All such policies are valid, outstanding and enforceable and neither the Company nor any of its Subsidiaries has agreed to modify or cancel any of such insurance policies nor has the Company or any of its Subsidiaries received any written notice of any actual or threatened modification or cancellation of such insurance other than in the ordinary course of business consistent with past practice.  Section 3.1(s) of the Company Disclosure Letter sets forth a list of all claims made prior to the date hereof by the Company or any Subsidiary of the Company pursuant to the Company Insurance Policies with a value that could exceed $50,000.

(t)                                    Investment Company Act of 1940.  Neither the Company nor any Subsidiary of the Company is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(u)                                 Brokers or Finders.  Neither the Company nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that the Company has employed J.P. Morgan Securities LLC as its financial advisor.  No Affiliate of the Company (other than as provided in the immediately preceding sentence) has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement that would be the responsibility or liability of the Company or any of its Subsidiaries.

(v)                                 Opinion of Company Financial Advisor.  The Company has received the opinion of its financial advisor, J.P. Morgan Securities LLC, to the effect that, as of the date of the opinion and subject to the assumptions and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of Company Common Stock.  A true and correct copy of such opinion will be provided to Parent by the Company solely for informational purposes within three Business Days after the date of this Agreement.

(w)                               Related Party Transactions.  There are no Contracts, and since December 31, 2016, there have not been any material arrangements or material transactions, between or among the Company or any of its Subsidiaries, on the one hand, and any Affiliates (other than Subsidiaries of the Company), directors or stockholders (including beneficial holders) of the Company, or any Affiliates of the foregoing, on the other hand.

(x)                                 No Additional Representations.  Except for the representations and warranties contained in Section 3.2, the Company acknowledges that none of Parent, Merger Sub nor any Subsidiary or Representative of Parent or Merger Sub makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided or made available to the Company in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Subsidiaries and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

Section 3.2                                    Representations and Warranties of Parent and Merger Sub.  Except (x) as set forth in the applicable section or subsection of the disclosure letter delivered to the Company by Parent and Merger Sub immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any matter disclosed pursuant to any section or subsection of the Parent Disclosure Letter shall be deemed to be disclosed for all purposes of this Article III as long as the relevance of such disclosure to the other Sections or sub-Sections of this Article III is reasonably apparent on the face of such disclosure); provided, that (x) nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of Parent made herein and (y) no reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material or constitutes a Parent Material Adverse Effect, (2) such item or other matter is required to be referred to or disclosed in the Parent Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent or any Subsidiaries of Parent is a party exists or has actually occurred, or (y) as disclosed in the Parent SEC Documents filed with the SEC since December 31, 2017 and publicly available prior to the date hereof (other than disclosures in any “risk factors” or “forward looking statements” sections of such reports or any other disclosures in such reports to the extent they are non-specific, predictive, forward-looking or primarily cautionary in nature), Parent and Merger Sub hereby represent and warrant to the Company as follows:

(a)                                 Organization, Standing and Power.  Parent is duly organized, validly existing and in good standing under the laws of the State of Georgia and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Maryland and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  Each other Subsidiary of Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has requisite corporate, partnership or limited liability company (as the case may be) power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be so organized, validly existing or in good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent and each of its Subsidiaries is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the nature of its activities makes such qualification necessary, except for such failures to be so qualified as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent has previously made available to the Company true and complete copies of the Organizational Documents, as applicable, of Parent, Merger Sub and Cousins Properties LP, a Delaware limited partnership (the “Parent Operating Partnership”), in each case as in effect as of the date hereof.  Parent’s, Merger Sub’s and the Parent Operating Partnership’s Organizational Documents are in full force and effect, and Parent, the Merger Sub and the Parent Operating Partnership are not in violation of any of their respective Organizational Documents.

(b)                                 Capital Structure.

(i)                                     As of the date hereof, the authorized capital stock of Parent consists of 700,000,000 shares of Parent Common Stock and 20,000,000 shares of preferred stock, par value $1.00 per share, including 7,335,000 shares of Parent Preferred Stock.  The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $1.00 per share, and 100 shares of preferred stock, par value $0.001 per share.  From the date hereof until immediately prior to the Merger, all of the capital stock or other equity interests of Merger Sub shall be owned, directly or indirectly, by Parent.  As of the close of business on March 21, 2019 (the “Parent Capitalization Date”), (A) 420,586,784 shares of Parent Common Stock were issued and outstanding (including 566,840 shares of Parent Common Stock underlying Parent Restricted Stock Awards), (B) 6,867,357 shares of Parent Preferred Stock were issued and outstanding, (C) 106,947 shares of Parent Common Stock were issuable upon exchange of limited partnership units of the Parent Operating Partnership (excluding redemption of the Partnership Units paired with Parent Preferred Stock), (D) 1,984,815 shares of Parent Common Stock were reserved for issuance under the Parent Equity Plans, (E) options to purchase 317,075 shares of Parent Common Stock granted under the Parent Equity Plans (each, a “Parent Stock Option”) were outstanding, (F) Parent RSU Awards relating to 2,710,845 shares of Parent Common Stock were outstanding (assuming, in the case of performance-based Parent RSU Awards, the achievement of maximum performance) and (G) no shares of Parent capital stock were held by any Subsidiaries of Parent.  All the outstanding shares of Parent Common Stock and Parent Preferred Stock are, and all shares of Parent Common Stock that may be issued prior to the Effective Time or in connection with the Merger pursuant to Section 2.1(a) shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(ii)                                  Except as set forth in Section 3.2(b)(i), as of the date hereof,  (A) Parent does not have any shares of capital stock or other equity interests issued or outstanding other than shares of Parent Common Stock that have become outstanding after the Parent Capitalization Date as a result of the exercise of Parent Stock Options outstanding as of the Parent Capitalization Date and the exchange of limited partnership units of the Parent Operating Partnership outstanding as of the Parent Capitalization Date and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Parent or any of its Subsidiaries is a party or otherwise bound obligating Parent or any of its Subsidiaries to: (1) issue, transfer or sell any shares of capital stock or other equity interests of Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Parent or a wholly owned Subsidiary of Parent); (2) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (3) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (4) provide a material amount of funds to, or make a material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Parent, other than the Parent Operating Partnership.

(iii)                               No Voting Debt of Parent or any of its Subsidiaries is issued or outstanding.

(iv)                              There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Parent or any of its Subsidiaries, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interest.

(c)                                  Authority; No Violation.

(i)                                     Each of Parent and Merger Sub has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the receipt of the Parent Required Vote, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Parent and Merger Sub and the performance by Parent and Merger Sub of their obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Parent (in the case of Parent) and the Board of Directors of Merger Sub and the sole stockholder of Merger Sub (in the case of Merger Sub) and all other necessary corporate action on the part of Parent and Merger Sub, other than the receipt of the Parent Required Vote and the filing of the Articles of Merger with the SDAT, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and constitutes, subject to the execution and delivery by the Company, a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as may be limited by applicable Bankruptcy and Equitable Exceptions.

(ii)                                  The execution and delivery by Parent and Merger Sub of this Agreement does not, and, except as described in Section 3.2(c)(iii) of the Parent Disclosure Letter, the consummation of the transactions contemplated by this

Agreement and compliance with the provisions of this Agreement by Parent and Merger Sub will not (A) conflict with or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, permit, concession, franchise or right binding upon Parent or any Subsidiary of Parent or result in the creation of any Lien upon any of the properties or assets of Parent or any Subsidiary of Parent, other than Permitted Liens, (B) conflict with or result in any violation of any provision of the Organizational Documents of Parent or any Subsidiary of Parent or (C) conflict with or result in any violation of any Laws applicable to Parent or any Subsidiary of Parent or any of their respective properties or assets, other than in the case of clauses (A), (B) (with respect to Subsidiaries of Parent other than the Parent Operating Partnership) and (C), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, or prevent or materially impede, hinder or delay consummation by Parent or Merger Sub of the Merger.

(iii)                               Except for (A) the applicable requirements, if any, of Blue Sky Laws, (B) required filings or approvals under the Exchange Act and the Securities Act, (C) any filings or approvals required under the rules and regulations of the NYSE and (D) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except for such consents, approvals, orders, authorizations, registrations, declarations or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)                                 SEC Documents; Financial Statements; No Undisclosed Liabilities.

(i)                                     Parent has timely filed or furnished to the SEC all reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2016, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Parent SEC Documents”).  As of their respective dates, the Parent SEC Documents at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  To the knowledge of Parent, none of the Parent SEC Documents is as of the date of this Agreement the subject of ongoing SEC review.

As of the date hereof, Parent has not received any comments from the SEC with respect to any of the Parent SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting Parent that have not been adequately addressed.  None of Parent’s Subsidiaries is, or at any time since December 31, 2016 has been, required to file any forms, reports or other documents with the SEC.

(ii)                                  The financial statements of Parent (including all related notes and schedules thereto) included in the Parent SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed in the notes thereto, or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(iii)                               Parent has established and maintains a system of internal control over financial reporting (as defined in Rules 13a—15(f) and 15d—15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting.  Parent (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a—15(e) and 15d—15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company, Parent’s outside auditors and the audit committee of the Board of Directors of Parent (1) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.  Since December 31, 2016, any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document has been so disclosed.

(iv)                              Since December 31, 2016, neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any Representative of Parent or any of its Subsidiaries has received any material complaint, allegation, assertion or claim in writing regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2016, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(v)                                 There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:  (A) liabilities for obligations reflected or reserved against in Parent’s most recent balance sheet or disclosed in the notes thereto contained in the Parent SEC Documents filed with the SEC prior to the date of this Agreement; (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of such balance sheet; (C) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and (D) liabilities or obligations that have not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(vi)                              Neither Parent nor any Subsidiary of Parent is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between Parent or any Subsidiary of Parent, on the one hand, and any unconsolidated Affiliate of Parent or any Subsidiary of Parent, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Subsidiary of Parent or any of their financial statements.

(e)                                  Information Supplied.  None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement/Prospectus will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC promulgated thereunder, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement/Prospectus, as applicable.

(f)                                   Compliance with Laws.  Parent and each of its Subsidiaries are in compliance with all Laws applicable to any of them or their respective operations, except to the extent that failure to comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Neither Parent nor any of its Subsidiaries has received any written notice since January 1, 2016 from a Governmental Entity asserting a failure, or possible failure, to comply with any such Law, the subject of which written notice has not been resolved prior to the date of this Agreement as required thereby or otherwise to the satisfaction of the Governmental Entity sending such notice (in each case without any restriction imposed on the business or operations of Parent or any of its Subsidiaries, or any penalty or fee payable as of the date hereof by Parent or any of its Subsidiaries), except for such failures as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(g)                                  Legal Proceedings.  There is no suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Parent, threatened, against or affecting Parent or any of its Subsidiaries or any of their respective properties or assets which have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  There is no judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries or any of their respective properties or assets which have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  As of the date of this Agreement, there is no pending material suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) that was initiated or commenced by Parent or any of its Subsidiaries against any other Person.

(h)                                 Taxes.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)                                     Parent and each of its Subsidiaries have (A) duly and timely filed (or caused to be timely filed on their behalf) with the appropriate taxing authority all Tax Returns required to be filed by them (taking into account any extensions of time within which to file), and such Tax Returns are true, correct and complete, (B) duly and timely paid in full (or caused to be timely paid in full on their behalf), or made adequate provision for in accordance with GAAP, all Taxes required to be paid by them (and adequate reserves or accruals for Taxes have been provided for in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith), and (C) complied with all applicable Laws relating to the payment, withholding and collection of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely collected and withheld and, in each case, have paid over to the appropriate governmental authorities any and all amounts required to be so collected or withheld and paid over on or prior to the due date thereof under all applicable Laws;

(ii)                                  In the past five (5) years, neither Parent nor any of its Subsidiaries has received a written claim, or to the knowledge of Parent, an unwritten claim, by any authority in a jurisdiction where any of them does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction;

(iii)                               There are no disputes, audits, examinations, investigations or proceedings pending (or threatened in writing), or claims asserted, for and/or in respect of any Taxes or Tax Returns of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes;

(iv)                              No deficiency for Taxes of Parent or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to Parent’s knowledge, threatened, by any governmental authority, which deficiency has not yet been settled;

(v)                                 Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a taxing authority or has entered into any written agreement with a taxing authority with respect to any Taxes;

(vi)                              Neither Parent nor any of its Subsidiaries has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that remains in effect;

(vii)                           Neither Parent nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return that remains unfiled, other than customary extensions in respect of the 2018 taxable year;

(viii)                        Neither Parent nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law);

(ix)                              Since January 1, 2013, (A) neither Parent nor any of its Subsidiaries have incurred any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code or the Treasury Regulations thereunder; and (B) neither Parent nor any of its Subsidiaries have incurred any liability for any other Taxes other than (x) in the ordinary course of business consistent with past practice, or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property.  Since January 1, 2013, neither Parent nor any of its Subsidiaries (other than a TRS or any subsidiary of a TRS) has engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code.  Since January 1, 2013, neither Parent nor any of its Subsidiaries has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code;

(x)                                 There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any of its Subsidiaries, and after the Closing Date neither Parent nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements entered into in the ordinary course of business and Tax Protection Agreements listed in Section 3.2(h)(xvii) of the Parent Disclosure Letter;

(xi)                              Neither Parent nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or other affiliated, consolidated, combined or similar group for tax purposes (other than a group the common parent of which was Parent or a Subsidiary of the Company) or (B) has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), or as a transferee or successor;

(xii)                           Parent (A) for all taxable years commencing with its taxable year ended December 31, 2004 through and including its taxable year ended December 31 immediately prior to the Effective Time, has elected and has been subject to U.S. federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal Tax purposes for all such taxable years, (B) at all times since such date, has operated in such a manner so as to qualify as a REIT for U.S. federal Tax purposes and will continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes the Closing Date) through the Effective Time in such a manner so as to so qualify for the taxable year that includes the Closing Date and (C) has not taken or omitted to take any action that could reasonably be expected to result in Parent’s failure to qualify as a REIT or a challenge by the IRS or any other taxing authority to its status as a REIT, and no such challenge is pending or, to the knowledge of Parent, threatened;

(xiii)                        Each Subsidiary of Parent has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income Tax purposes as (A) a partnership or a disregarded entity and not as a corporation or an association or publicly traded partnership taxable as a corporation, (B) a QRS, (C) a TRS or (D) a REIT;

(xiv)                       Neither Parent nor any of its Subsidiaries holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code or the Treasury Regulations thereunder);

(xv)                          Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(xvi)                       Neither Parent nor any of its Subsidiaries (other than any Subsidiary that is a TRS) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code;

(xvii)                    Section 3.2(h)(xvii) of the Parent Disclosure Letter sets forth all Tax Protection Agreements currently in force to which Parent or any of its Subsidiaries is a party, and there is no other Tax Protection Agreement to which Parent or any of its Subsidiaries is a party;

(xviii)                 There are no Tax Liens upon any property or assets of Parent or any of its Subsidiaries, except Permitted Liens;

(xix)                       Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; and

(xx)                          Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code in the two years prior to the date of this Agreement.

(i)                                     Material Contracts.  Section 3.2(i) of the Parent Disclosure Letter sets forth a true, complete and correct list of all Parent Material Contracts as of the date of this Agreement.  A true, complete and correct copy of each Parent Material Contract, as of the date of this Agreement, has been made available by Parent to the Company prior to the date of this Agreement.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the Parent Material Contracts is a valid and binding obligation of Parent or the Subsidiary of Parent that is a party thereto, and, to the knowledge of Parent, the other parties thereto, enforceable against Parent and its Subsidiaries and, to the knowledge of Parent, the other parties thereto in accordance with its terms (subject to the applicable Bankruptcy and Equitable Exceptions).  None of Parent or any of its Subsidiaries is, and to the knowledge of Parent no other party is, in breach, default or violation (and no event has occurred or not occurred through Parent’s or any Subsidiary of Parent’s action or inaction or, to the knowledge of Parent, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Parent Material Contract to which Parent or any Subsidiary of Parent is a party, or by which any of them or their respective properties or assets may be bound, except for such breaches, defaults or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(j)                                    Benefit Plans.

(i)                                     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (A) each Benefit Plan sponsored, maintained or contributed by Parent or any of its Subsidiaries or which Parent or any of its Subsidiaries is obligated to sponsor, maintain or contribute to, other than any plan or program maintained by a Governmental Entity to which Parent or its Subsidiaries is required to contribute to pursuant to applicable Law (the “Parent Benefit Plans”) has been maintained and administered in compliance with its terms and with applicable Law, including, but not limited to, ERISA and the Code and in each case the regulations thereunder, (B) each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualifications from the IRS or is entitled to rely on an advisory or opinion letter as to its qualifications issued with respect to an IRS approved master and prototype or volume submitter plan, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan, (C) neither Parent nor any of its Subsidiaries has engaged in a transaction that has resulted in, or would reasonably be expected to result in, the assessment of a civil penalty upon Parent or any of its Subsidiaries pursuant to Section 409 or Section 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code that has not been satisfied in full, (D) there does not now exist, nor, to the knowledge of Parent, do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of Parent or any of its Subsidiaries, (E) all payments required to be made by or with respect to each Parent Benefit Plan (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been timely made or paid by Parent or its Subsidiaries in accordance with the provisions of each of the Parent Benefit Plans and applicable Law and (F) there are no pending or, to the knowledge of Parent, threatened claims by or on behalf of any Parent Benefit Plan, by any employee or beneficiary covered under any Parent Benefit Plan or otherwise involving any Parent Benefit Plan or any trusts related thereto (other than routine claims for benefits).

(ii)                                  None of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates maintains, contributes to, or participates in, or has ever during the past six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with:  (A) a plan subject to Title IV or Section 302 of ERISA or Section 412 or Section 430 of the Code, (B) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA), or (C) any plan or arrangement which provides for post-employment or post-retirement medical or welfare benefits for retired or former employees or beneficiaries or dependents thereof, except pursuant to Section 4980B of the Code or other applicable Law.

(iii)                               Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director, employee or other service provider of Parent or any of its Subsidiaries under any Parent Benefit Plan or otherwise, (B) increase any benefits otherwise payable or trigger any other obligation under any Parent Benefit Plan, (C) result in any acceleration of the time of payment, funding or vesting of any such benefits or (D) result in any limitation on the right of Parent or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Parent Benefit Plan or related trust.

(iv)                              No Parent Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or Section 4999 of the Code or otherwise.

(k)                                 Employment and Labor Matters.

(i)                                     (A) Except in accordance with applicable Law, neither Parent nor any of its Subsidiaries is a party to or bound by any material collective bargaining or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of Parent or any of its Subsidiaries, (B) there are no pending or, to the knowledge of Parent, threatened strikes or lockouts with respect to any employees of Parent or any of its Subsidiaries (“Parent Employees”), (C) there is no union organizing effort pending or threatened against Parent or any of its Subsidiaries, (D) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Parent, threatened with respect to Parent Employees, and (E) there is no slowdown or work stoppage in effect or, to the knowledge of Parent, threatened with respect to the Parent Employees, nor has Parent or any of its Subsidiaries experienced any events described in clauses (B), (C), (D) or (E) within the past three years; except, with respect to clauses (B) and (D) hereof, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii)                                  Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are in compliance with all applicable Laws relating to (A) employment and employment practices, (B) terms and conditions of employment and wages and hours, (C) unfair labor practices and (D) labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, classification of service providers as employees and/or independent contractors, safety and health, workers’ compensation, immigration, pay equity and the collection and payment of withholding or social security.

(l)                                     Absence of Certain Changes.

(i)                                     Since December 31, 2018 through the date of this Agreement, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course in all material respects.

(ii)                                  Since December 31, 2018, no Effects have occurred, which have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, or prevent or materially impede, hinder or delay consummation by Parent or Merger Sub of the Merger.

(m)                             Board Approval.  The Board of Directors of Parent, by resolutions duly adopted by unanimous vote, has (i) approved and adopted this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger and the issuance of Parent Common Stock in connection with the Merger (the “Parent Stock Issuance”) to be advisable and in the best interests of Parent and its stockholders, (ii) resolved to recommend that the stockholders of Parent approve the Parent Stock Issuance  and directed that the Parent Stock Issuance be submitted for consideration by Parent stockholders at the Parent Stockholders Meeting, and (iii) taken all appropriate and necessary actions to render any and all limitations on mergers, business combinations and ownership of shares of Parent Common Stock as set forth in Parent’s Organizational Documents or in any state takeover statute to be inapplicable to the transactions contemplated by this Agreement.  The Board of Directors of Merger Sub, by unanimous written consent, has approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger, to be advisable and in the best interests of Merger Sub and its sole stockholder upon the terms and subject to the conditions of this Agreement.

(n)                                 Vote Required.  The affirmative vote of the holders of a majority of the shares of Parent Common stock voting at the Parent Stockholders Meeting to approve the Parent Stock Issuance (the “Parent Required Vote”) is the only vote of the holders of any class or series of shares of capital stock of Parent necessary to approve this Agreement and the transactions contemplated hereby (including the Merger and the Parent Stock Issuance).

(o)                                 Properties.

(i)                                     Section 3.2(o)(i) of the Parent Disclosure Letter sets forth in all material respects a true, correct and complete list of the address of each real property owned or leased by Parent or any of its Subsidiaries, name of the entity owning or leasing, whether such property is owned, leased, ground leased or subleased (all such real property interests, together with all right, title and interest of Parent and any of its Subsidiaries in and to (A) all buildings, structures and other improvements and fixtures located on or under such real property and (B) all easements, rights and other appurtenances to such real property, and subject to any easements, impairments, rights and other appurtenances affecting such real property, are individually referred to herein as a “Parent Property” and collectively referred to herein as the “Parent Properties”).  Section 3.2(o)(i) of the Parent Disclosure Letter sets forth in all material respects a true, correct and complete list of the address of each facility and real property which, as of the date of this Agreement, is under contract by Parent or a Subsidiary of Parent for purchase or which is required under a written agreement to be leased or subleased as tenant or subtenant by Parent or a Subsidiary of Parent after the date of this Agreement.  Except as set forth on Section 3.2(o)(i) of the Parent Disclosure Letter, there are no real properties that Parent or any of its Subsidiaries is obligated to buy, lease or sublease at some future date.  None of Parent or any of its Subsidiaries owns or leases any real property which is not set forth on Section 3.2(o)(i) of the Parent Disclosure Letter.

(ii)                                  Parent or a Subsidiary of Parent owns good and valid fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) or leasehold title (as applicable) to each of the Parent Properties, in each case, free and clear of Liens (except for Permitted Liens) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iii)                               Since December 31, 2016, (A) neither Parent nor any of its Subsidiaries has received (1) written notice that any certificate, permit or license from any Governmental Entity having jurisdiction over any of the Parent Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Parent Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Parent Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that have not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, or (2) written notice of any uncured violation of any Laws affecting any of the Parent Properties which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (B) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent nor any Subsidiary of Parent has received written notice to the effect that there are any condemnation proceedings pending or threatened in writing with respect to any material portion of any of the Parent Properties.

(iv)                              No certificate, variance, permit or license from any Governmental Entity having jurisdiction over any of the Parent Properties or any agreement, easement or other right that is necessary to permit the current use of the buildings and improvements on any of the Parent Properties or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Parent Properties has failed to be obtained or is not in full force and effect, and neither Parent nor any of its Subsidiaries has received written notice of any outstanding threat of modification or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(v)                                 True and complete copies of all leases (“Parent Leases”) affecting the interest of Parent or any of its Subsidiaries in the Parent Properties that are, individually, in excess of 50,000 square feet, in each case in effect as of the date of this Agreement (the “Material Parent Leases”), have been made available by Parent to the Company.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (A) neither Parent nor any of its Subsidiaries is and, to the knowledge of Parent, no other party is in breach or violation of, or default under, any Material Parent Lease, (B) no event has occurred which would result in a breach or violation of, or a default under, any Material Parent Lease by Parent or any of its Subsidiaries, or, to the knowledge of Parent, any other party thereto in each case, with or without notice or lapse of time or both, and no tenant under a Material Parent Lease is in monetary default under such Material Parent Lease, and (C) each Material Parent Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Parent or a Subsidiary of Parent and, to the knowledge of Parent, with respect to the other parties thereto, subject to the applicable Bankruptcy and Equitable Exceptions; provided that for the purposes of clauses (A) and (B) above, no tenant will be deemed to be in monetary breach, violation or default under such Material Parent Lease if such monetary breach, violation or default has continued for a period of less than 60 days and is with respect to an amount less than $1,000,000.

(vi)                              Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, no purchase option has been exercised under any Material Parent Lease for which the purchase has not closed prior to the date of this Agreement.

(vii)                           Except as set forth in Contracts made available to the Company prior to the date of this Agreement, there are no written contracts for sale or ground lease, or letters of intent to sell or ground lease, any Parent Property or any material portion thereof, which, in each case, is in favor of any party other than Parent or a Subsidiary of Parent and has been entered into prior to the date of this Agreement and not consummated or terminated prior to the date of this Agreement (a “Parent Third Party”).

(viii)                        Except pursuant to a lease affecting any Parent Property, neither Parent nor any of its Subsidiaries is a party to any agreement pursuant to which Parent or any of its Subsidiaries manages, or manages the development of, any material real property for any Parent Third Party.

(ix)                              Parent or its Subsidiaries, as applicable, are in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Parent Property that is owned in fee or ground leased (each, a “Parent Title Insurance Policy”).  Since January 1, 2016, no written claim has been made against any Parent Title Insurance Policy, which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(x)                                 Parent and its Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  None of Parent’s or any of its Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Permitted Liens and Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(xi)                              Neither Parent nor any of its Subsidiaries has (A) received written notice of any structural defects relating to any Parent Properties which have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, or (B) received written notice of any physical damage to any Parent Properties which has had or would reasonably be expected have, individually or in the aggregate, a Parent Material Adverse Effect.

(xii)                           No certificate, variance, permit or license from any Governmental Entity having jurisdiction over any of the Parent Properties that is necessary for any pending construction of any buildings (and any improvement thereon) on any of the Parent Properties, including parking areas, driveways, roads and other means of egress and ingress to and from any of the Parent Properties, has failed to be obtained or is not in full force and effect, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Neither Parent nor any of its Subsidiaries has received written notice of any outstanding threat of modification or cancellation of any such certificate, variance, permit or license and, to the knowledge of Parent, no event has occurred or circumstances exist that has given rise to, or serves as a basis for Parent or its Subsidiaries not obtaining, any certificates, variances, permits or licenses reasonably necessary for the operation of such buildings once constructed, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(p)                                 Environmental Matters.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)                                     (A) Parent, each of its Subsidiaries, each of the Parent Properties and each material property (the “Parent Joint Venture Properties”) of any joint ventures of Parent or its Subsidiaries (the “Parent Joint Ventures”) is in compliance with all applicable Environmental Laws; (B) there is no litigation, investigation, request for information or other proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any Parent Joint Venture under any applicable Environmental Laws; and (C) none of Parent, its Subsidiaries or the Parent Joint Ventures has received any written notice of violation or potential liability, or of any investigation, under any applicable Environmental Laws that remains unresolved, and no judicial or administrative order has been issued against Parent, any of its Subsidiaries or any Parent Joint Venture that remains unresolved.

(ii)                                  Neither Parent nor any of its Subsidiaries or, to the knowledge of Parent, the Parent Joint Ventures have used, generated, stored, treated or handled any Hazardous Materials, including on the Parent Properties and the Parent Joint Venture Properties, in a manner that would reasonably be expected to result in liability under any Environmental Law, and there are currently no underground storage tanks, active or abandoned, used for the storage of Hazardous Materials on, in or under any Parent Properties or Parent Joint Venture Properties in violation of applicable Environmental Laws.  Neither Parent nor any of its Subsidiaries or, to the knowledge of Parent, the Parent Joint Ventures has caused a release of Hazardous Materials, including on any Parent Property or any Parent Joint Venture Property, and, to the knowledge of Parent, no other Person has caused a release or threatened release of Hazardous Materials on the Parent Properties or Parent Joint Venture Properties (and no such Parent Properties or Parent Joint Venture Properties are contaminated by any Hazardous Materials), in each case that would reasonably be expected to result in liability under any Environmental Laws.

(iii)                               To the knowledge of Parent, all Hazardous Material which has been removed from any Parent Properties or Parent Joint Venture Properties and any properties formerly owned, leased or operated by Parent or the Parent Joint Ventures was handled, transported and disposed of at the time of removal in compliance with, and in a manner that would not give rise to liability under, applicable Environmental Laws.

(iv)                              Neither Parent nor any of its Subsidiaries or any Parent Joint Venture is subject to any material agreement with or is subject to any judgment, decree,

injunction or order by a Governmental Entity with respect to any Hazardous Material cleanup or violation of Environmental Laws.

(q)                                 Intellectual Property.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries own or have a valid license or other right to use all trademarks, service marks, trade names, copyrights and other intellectual property rights (including any registrations or applications for registration of any of the foregoing) (collectively, the “Parent Intellectual Property”) necessary to carry on their business substantially as currently conducted, (ii) neither Parent nor any such Subsidiary has received any written notice of infringement of or conflict with, and to the knowledge of Parent, there are no infringements of or conflicts with, the rights of others with respect to the use of any Parent Intellectual Property and (iii) to the knowledge of Parent, no Person is infringing on or conflicting with any rights of the Parent Intellectual Property.

(r)                                    Permits.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) the Permits held by Parent and its Subsidiaries are valid and sufficient in all respects for all business presently conducted by Parent and its Subsidiaries and for the operation of the Parent Properties, (ii) all applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Entities, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Entities and (iii) neither Parent nor any of its Subsidiaries has received any written claim or notice indicating that Parent or any of its Subsidiaries is currently not in compliance with the terms of any such Permits, and to the knowledge of Parent no such noncompliance exists.

(s)                                   Insurance.  Parent and its Subsidiaries have obtained and maintained in full force and effect insurance in such amounts, on such terms and covering such risks as is reasonable and customary for their business.  Parent or the applicable Subsidiary of Parent has paid, or caused to be paid, all premiums due under such policies and is not in default with respect to any obligations under such policies in any material respect.  Neither Parent nor any of its Subsidiaries has reached or exceeded its policy limits for any such insurance policies.  All such policies are valid, outstanding and enforceable and neither Parent nor any of its Subsidiaries has agreed to modify or cancel any of such insurance policies nor has Parent or any of its Subsidiaries received any written notice of any actual or threatened modification or cancellation of such insurance other than in the ordinary course of business consistent with past practice or such as is normal and customary in Parent’s industry.

(t)                                    Investment Company Act of 1940.  Neither Parent nor any Subsidiary of Parent is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(u)                                 Activities of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.  Merger Sub has engaged in no other business activities, has no liabilities or obligations and has conducted its operations only as contemplated hereby.

(v)                                 Brokers or Finders.  Neither Parent nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Parent has employed Morgan Stanley & Co. LLC as its financial advisor.

(w)                               Opinion of Parent Financial Advisor.  The Board of Directors of Parent has received the opinion of its financial advisor, Morgan Stanley & Co. LLC, to the effect that, as of the date of the opinion and based on and subject to the assumptions, qualifications, limitations and other matters as set forth therein, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to Parent.  A true and correct copy of such opinion will be provided to the Company by Parent solely for informational purposes within three Business Days after the date of this Agreement.

(x)                                 Related Party Transactions.  There are no Contracts, and since December 31, 2016 there have not been any material arrangements or material transactions, between or among Parent or any of its Subsidiaries, on the one hand, and any Affiliates (other than Subsidiaries of Parent), directors or stockholders (including beneficial holders) of Parent, or any Affiliates of the foregoing, on the other hand.

(y)                                 No Additional Representations.  Except for the representations and warranties contained in Section 3.1, Parent and Merger Sub acknowledges that neither the Company nor any Subsidiary or Representative of the Company makes, and Parent and Merger Sub acknowledge that they have not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or with respect to any other information provided or made available to Parent in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’s Subsidiaries and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1                                    Covenants of the Company.

(a)                                 From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, and except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.1 of the Company Disclosure Letter, (iii) as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, or (iv) with Parent’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve its business organization intact, maintain its material assets and properties in their current condition (normal wear and tear excepted) and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors and tenants, and shall maintain the status of the Company as a REIT.

(b)                                 From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, and except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.1 of the Company Disclosure Letter, (iii) as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, or (iv) with Parent’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following (it being understood that if any action or inaction is permitted by any clause under this Section 4.1(b) such action or inaction shall be deemed permitted pursuant to Section 4.1(a)):

(i)                                     amend or waive any provision under the Organizational Documents of the Company or the Company Operating Partnership, or amend in any material respect or waive any provision under the Organizational Documents of any of the Company’s Subsidiaries;

(ii)                                  split, combine, subdivide or reclassify any shares of capital stock or other equity interests of the Company or any of its Subsidiaries;

(iii)                               enter into any new material line of business or form or enter into a material partnership or operating partnership, joint venture, strategic alliance or similar arrangement with a third party;

(iv)                              declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any of its Subsidiaries or other equity securities or ownership interests in the Company or any of its Subsidiaries, except for (A) the declaration and payment by the Company of dividends, payable quarterly with declaration, record and payment dates consistent with past practice (subject to Section 5.10), at a rate not to exceed a quarterly rate of $0.18 per share of Company Common Stock, (B) the declaration and payment of dividends or other distributions to the Company or the Company Operating Partnership by any direct or indirect wholly owned Subsidiary of the Company, (C) the declaration and payment of pro rata dividends or other distributions by the Company Operating Partnership, and (D) the declaration and payment of dividends or other distributions by any Company Joint Venture as required pursuant to its Organizational Documents as in effect prior to the date of this Agreement; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 4.1(b)(iv), the Company and any of its Subsidiaries shall, subject to Section 5.10, be permitted to make distributions, including under Section 858 or Section 860 of the Code, reasonably necessary for the Company or any of its Subsidiaries that is qualified as a REIT under the Code as of the date hereof to maintain its qualification as a REIT under the Code or applicable state Law and avoid the imposition of any entity level income or excise Tax under the Code or applicable state Law (any such distribution described in this proviso, a “Special Company Distribution”);

(v)                                 except for (A) issuances of shares of Company Common Stock upon the exercise or settlement of Company Equity Awards in accordance with the terms of the Company Equity Plans and awards as in effect on the date of this Agreement, (B) issuances of partnership units by the Company Operating Partnership to the Company and (C) issuances by a wholly owned Subsidiary of the Company of equity interests to its parent or to another wholly owned Subsidiary of the Company or issuance of any directors’ qualifying shares in accordance with applicable Law, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of the Company’s capital stock or other equity interests or that of a Subsidiary of the Company, any Voting Debt, any stock appreciation rights, stock options, restricted shares or other equity-based awards (whether discretionary, formulaic or automatic grants and whether under the Company Equity Plans or otherwise) or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or equity interests or Voting Debt, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, such shares or other equity interests or Voting Debt, or enter into any agreement with respect to any of the foregoing;

(vi)                              repurchase, redeem or otherwise acquire, or permit any Subsidiary of the Company to redeem, purchase or otherwise acquire any shares of its capital stock or other equity interests or any securities convertible into or exercisable for any shares of its capital stock or other equity interests, except for acquisitions of shares of Company Common Stock tendered by holders of Company Equity Awards in accordance with the terms of the Company Equity Plan and awards as in effect on the date of this Agreement in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto;

(vii)                           adopt a plan of complete or partial liquidation of or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization, including any bankruptcy related action or reorganization;

(viii)                        other than acquisitions (whether by means of merger, share exchange, consolidation, tender offer, asset or stock purchase or otherwise) and other business combinations and acquisitions (collectively, “Acquisitions”) as set forth on Section 4.1(b)(viii) of the Company Disclosure Letter, acquire, by merging or consolidating with, by purchasing an equity interest in or assets of or by forming a partnership or joint venture with, any Person, or by any other manner, any real property, any material personal property, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, provided, however, that the foregoing shall not prohibit (A) internal reorganizations or consolidations involving existing wholly owned Subsidiaries that would (I) not prevent or materially impede, hinder or delay consummation of the Merger or (II) result in any breach of any of the representations set forth in Section 3.1(h) (without regard to any materiality or similar qualification set forth therein), or (B) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement (including the other provisions of this Section 4.1(b));

(ix)                              (A) vote to approve or otherwise consent to the taking of any action, or fail to exercise any rights to veto or prevent, any action by any Company Joint Venture that would be prohibited by this Section 4.1(b) if such Company Joint Venture was a Subsidiary of the Company, and (B) except as determined in consultation with Parent, vote to approve or otherwise consent to, or fail to exercise any rights to veto or prevent, the commencement, or approval of, or commitments in respect of, any development project in a manner inconsistent with the pro forma development plans listed on Section 4.1(b)(ix) of the Company Disclosure Letter;

(x)                                 sell, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, or agree to any option that would require a sale or other transfer of, any property or assets, or voluntarily exercise any purchase or sale rights or rights of first offer, except (A) pledges and encumbrances on Company Property that are not material to the Company in the ordinary course of business and that would not be material to any Company Property, (B) with respect to property or assets with a fair market value of less than $250,000 individually and $1,000,000 per calendar quarter in the aggregate, (C) transactions solely between or among wholly owned Subsidiaries of the Company, and (D) sales required by existing purchase rights or options existing on the date of this Agreement and set forth in the Company Disclosure Letter;

(xi)                              incur, create, assume, refinance or replace any Indebtedness or issue or amend or modify the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Subsidiary of the Company), except (A) Indebtedness incurred under the revolving credit facility of the Company Credit Facility as in effect as of the date hereof for working capital purposes in the ordinary course of business and Indebtedness incurred under the Company Nueces Loan as in effect as of the date hereof in the ordinary course of business and (B) Indebtedness of any wholly owned Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company;

(xii)                           change its methods of financial accounting or financial accounting policies, except as required by changes in GAAP (or any interpretation thereof) or in applicable Law or the SEC;

(xiii)                        enter into, renew, modify, amend or terminate, waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any Contract that, if existing as of the date of this Agreement, would be a Company Material Contract), except for (A) any action permitted under Section 4.1(b)(xi) or under Section 4.1(b)(xiv), or (B) any termination or renewal in accordance with the terms of any existing Company Material Contract that occurs automatically without any action by the Company or any of its Subsidiaries;

(xiv)                       enter into, renew, modify, amend or terminate, waive, release, compromise or assign any rights or claims under, any Material Company Lease (or any lease for real property that, if existing as of the date hereof, would be a Material

Company Lease), except for (A) entering into any new lease or renewing any Material Company Lease in the ordinary course of business on market terms so long as such new lease or Material Company Lease, as applicable, comprises less than 50,000 square feet of leased space, (B) terminating any Material Company Lease as a result of a default by the counterparty to such Material Company Lease (in accordance with the terms of such Material Company Lease and subject to any applicable cure period therein), (C) any termination or renewal in accordance with the terms of any existing Material Company Lease that occurs automatically without any action by the Company or any of its Subsidiaries, or (D) as set forth in Section 4.1(b)(xiv) of the Company Disclosure Letter;

(xv)                          make any material loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by the Company or a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, or (B) loans or advances required to be made under any Company Lease; or (C) in connection with development projects consistent with such projects’ pro forma development plans listed on Section 4.1(b)(xv) on the Company Disclosure Letter;

(xvi)                       take any action, or fail to take any action, which would reasonably be expected to cause the Company to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or as a QRS, a TRS or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xvii)                    make or commit to make any capital expenditures other than pursuant to the Company’s budgets made available to Parent or as contemplated in Section 4.1(b)(xvii) of the Company Disclosure Letter per calendar quarter;

(xviii)                 take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xix)                       make, change or rescind any material election relating to Taxes (it being understood, for the avoidance of doubt, that nothing in this Agreement shall preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment, file any material Tax Return that is materially inconsistent with a previously filed Tax Return of the same type for a prior taxable period (taking into account any amendments prior to the date hereof), enter into any material closing agreement related to Taxes, consent (other than in the ordinary course of business) to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or surrender any right to claim any material refund of Taxes, except in each case as necessary or appropriate, as determined in consultation with Parent, to (A) preserve the Company’s qualification as a REIT under the Code, or (B) preserve the status of any Subsidiary of the Company as a partnership or disregarded entity for U.S. federal income tax purposes or as a QRS, a TRS or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xx)                          initiate or commence any suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) against any other Person, or, other than as permitted by Section 5.14, waive, release, assign, settle or compromise any claim, action, litigation, arbitration or proceeding, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $50,000 individually or $500,000 in the aggregate, (B) do not involve the imposition of injunctive relief against the Company or any of its Subsidiaries, Parent, the Surviving Corporation or any other Subsidiary of Parent following the Effective Time, and (C) do not provide for any admission of any liability by the Company or any of its Subsidiaries; provided, that this Section 4.1(b)(xx) shall not apply to any claim, suit, or proceeding (x) with respect to Taxes or (y) set forth on Section 4.1(b)(xx) of the Company Disclosure Letter;

(xxi)                       except as required by any Company Benefit Plan in effect as of the date hereof and except as set forth on Section 4.1(b)(xxi) of the Company Disclosure Letter, (A) increase the compensation, bonus or pension, welfare, severance or other benefits payable or provided to, or grant any cash- or equity-based awards (including Company Equity Awards) or long-term cash awards to, any current or former directors, employees or other individual service providers of the Company or any of its Subsidiaries, (B) grant or provide any change of control, severance, bonus, retention or other similar payments or benefits to any director, employee or other individual service provider of the Company or any of its Subsidiaries, (C) establish, adopt, enter into or materially amend any Company Benefit Plan or any other plan, policy, program, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof (other than amendments in the ordinary course of business consistent with past practice to Company Benefit Plans that do not provide for or govern change of control, severance, bonus, retention or other similar payments or benefits, or Company Equity Awards, which amendments would not contravene the other covenants set forth in this Section 4.1(b)(xxi) or result in a material increase in the annual cost to the Company of maintaining such Company Benefit Plan or other plan, trust, fund, policy or arrangement), (D) enter into any collective bargaining agreement or similar agreement, (E) hire, promote or terminate the services (other than for cause) of any independent contractor of the Company or any of its Subsidiaries who is a natural person with a total annual compensation opportunity in excess of $100,000, (F) hire, promote or terminate the employment (other than for cause) of any Company Employee with a total annual compensation opportunity in excess of $100,000, other than in the ordinary course of business consistent with past practice to fill a vacancy that arises due to a departure after the date of this Agreement and only after consulting with Parent reasonably in advance of any such hiring, promotion or termination and considering Parent’s input in good faith, or (G) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Company Benefit Plan;

(xxii)                    enter into any Contract with, or engage in any transaction with, any of its Affiliates (other than its Subsidiaries), directors or stockholders (or Affiliates of the foregoing (other than its Subsidiaries)), other than transactions with directors and officers in the ordinary course and consistent with past practice as long as such transactions are applicable for all directors or all officers, respectively, and other than as expressly permitted by the foregoing clause (xxi);

(xxiii)                 enter into, amend or modify any Tax Protection Agreement, or take any action or fail to take any action that would give rise to a material liability with respect to any Tax Protection Agreement to which the Company or any of its Subsidiaries is a party;

(xxiv)                enter into any development Contract with any Governmental Entity (for the avoidance of doubt, other than with respect to any permits or the application to a Governmental Entity for rezoning or other entitlements);

(xxv)                   demolish or enter into any Contract to demolish any material structures on any of the Company Properties or Company Joint Venture Properties;

(xxvi)                renew the Contracts set forth on Section 4.1(b)(xxvi) of the Company Disclosure Letter; or

(xxvii)             agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.1.

(c)                                  Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 5.10, nothing in this Agreement shall prohibit or restrict the Company or any of its Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of the Board of Directors of the Company, upon advice of counsel to the Company, is reasonably necessary for the Company to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time or to avoid incurring entity level income or excise Taxes under the Code (including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement) or to preserve the status of any Subsidiary of the Company as a partnership or disregarded entity for U.S. federal income tax purposes or as a QRS, a TRS or a REIT under the applicable provisions of Section 856 of the Code.

(d)                                 The Company shall (i) use its reasonable best efforts to obtain the opinions of counsel described in Section 6.2(c) and Section 6.3(d), (ii) deliver to Goodwin Procter LLP (or other nationally recognized law firm reasonably satisfactory to the Company) and Wachtell, Lipton, Rosen & Katz (or other nationally recognized law firm reasonably satisfactory to Parent) an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of the Company, containing customary representations of the Company as shall be reasonably necessary or appropriate to enable Goodwin Procter LLP and Wachtell, Lipton, Rosen & Katz (or, if applicable, such other nationally recognized law firm(s))

to render the opinions described in Section 6.2(c) and Section 6.3(c), respectively, on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act) (a “Company Tax Representation Letter”), and (iii) deliver to Company’s counsel or other tax advisor reasonably satisfactory to Parent (it being agreed and understood that Goodwin Procter LLP is reasonably satisfactory to Parent) (“Company’s REIT Counsel”)  an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of the Company and containing customary representations of the Company as shall be reasonably necessary or appropriate to enable the Company’s REIT Counsel to render the opinion described in Section 6.3(d) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act).

Section 4.2                                    Covenants of Parent.

(a)                                 From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, and except (i) as expressly contemplated or required by this Agreement, (ii) as set forth in Section 4.2 of the Parent Disclosure Letter, (iii) as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, or (iv) with the Company’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve its business organization intact, maintain its material assets and properties in their current condition (normal wear and tear excepted) and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors and tenants, and shall maintain the status of Parent as a REIT.

(b)                                 From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with its terms, and except (i) as expressly contemplated or required by this Agreement, (ii) as set forth in Section 4.2 of the Parent Disclosure Letter, (iii) as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, or (iv) with the Company’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any of its Subsidiaries to, do any of the following (it being understood that if any action or inaction is permitted by any clause under this Section 4.2(b) such action or inaction shall be deemed permitted pursuant to Section 4.2(a)):

(i)                                     other than in connection with the Parent Authorized Capital Amendment or Parent Reverse Stock Split, amend or waive any provision under any of the Organizational Documents of Parent, Merger Sub or the Parent Operating Partnership in a material respect;

(ii)                                  other than the Parent Reverse Stock Split, split, combine, subdivide or reclassify any shares of capital stock or other equity interests of Parent or any of its Subsidiaries;

(iii)                               enter into any new material line of business;

(iv)                              declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or any of its Subsidiaries or other equity securities or ownership interests in Parent or any of its Subsidiaries, except for (A) the declaration and payment by Parent of dividends, payable quarterly with declaration, record and payment dates consistent with past practice, at a rate not to exceed a quarterly rate of $0.0725 per share of Parent Common Stock, (B) the declaration and payment of dividends or other distributions to the Parent or the Parent Operating Partnership by any direct or indirect wholly owned Subsidiary of the Parent, (C) the declaration and payment of pro rata dividends or other distributions by the Parent Operating Partnership, and (D) the declaration and payment of dividends or other distributions by any Parent Joint Venture as required pursuant to its Organizational Documents as in effect prior to the date of this Agreement; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 4.2(b)(iv), Parent and any of its Subsidiaries shall, subject to Section 5.10, be permitted to make distributions, including under Section 858 or Section 860 of the Code, reasonably necessary for Parent or any of its Subsidiaries that is qualified as a REIT under the Code as of the date hereof to maintain its qualification as a REIT under the Code or applicable state Law and avoid the imposition of any entity level income or excise Tax under the Code or applicable state Law (any such distribution described in this proviso, a “Special Parent Distribution”);

(v)                                 except for (A) issuances of shares of Parent Common Stock upon the exercise or settlement of Parent equity awards in accordance with the terms of the applicable Parent Equity Plan and awards, (B) grants of Parent equity awards made in the ordinary course of business consistent with past practice or otherwise required by any Parent Benefit Plan, (C) issuances of shares of Parent Common Stock upon the exchange or conversion of limited partnership units of the Parent Operating Partnership, (D)  issuances of partnership units by the Parent Operating Partnership to Parent, and (E) issuances by a wholly owned Subsidiary of its capital stock or other equity interests to its parent or to another wholly owned Subsidiary of Parent or issuance of any directors’ qualifying shares in accordance with applicable Law, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of Parent’s capital stock or other equity interests or that of a Subsidiary of Parent, any Voting Debt, any stock appreciation rights, stock options, restricted shares or other equity-based awards (whether discretionary, formulaic or automatic grants and whether under the Parent Equity Plans or otherwise) or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or equity interests or Voting Debt, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, such shares or other equity interests or Voting Debt, or enter into any agreement with respect to any of the foregoing;

(vi)                              repurchase, redeem or otherwise acquire, or permit any Subsidiary of Parent to redeem, purchase or otherwise acquire any shares of its capital stock or other equity interests or any securities convertible into or exercisable for any shares of its capital stock or other equity interests, except for acquisitions of shares of Parent Common Stock tendered by holders of Parent equity awards in accordance with the terms of the applicable Parent Equity Plan and awards as in effect on the date of this Agreement in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto;

(vii)                           adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization, including any bankruptcy related action or reorganization, in each case other than transactions solely between or among wholly owned Subsidiaries of Parent;

(viii)                        incur, create, assume, refinance, prepay or replace any Indebtedness or issue or amend or modify the material terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Subsidiary of Parent), except (A) Indebtedness incurred under Parent’s existing revolving credit facility or any existing construction loans in the ordinary course of business, (B) Indebtedness of any Subsidiary of Parent to Parent or to another Subsidiary of Parent, (C) guarantees by (or releases of guarantees of) Parent or any of its Subsidiaries in respect of Indebtedness of Parent or any of its Subsidiaries and (D) Indebtedness incurred to finance the transactions contemplated by this Agreement (including the repayment of Indebtedness in connection therewith);

(ix)                              change its methods of financial accounting or financial accounting policies, except as required by changes in GAAP (or any interpretation thereof) or in applicable Law or the SEC;

(x)                                 take any action, or fail to take any action, which would reasonably be expected to cause Parent to fail to qualify as a REIT or any of its Subsidiaries to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or as a QRS, a TRS or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xi)                              take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xii)                           make, change or rescind any material election relating to Taxes (it being understood, for the avoidance of doubt, that nothing in this Agreement shall preclude Parent from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or surrender any right to claim any material refund of Taxes, except in each case as necessary or appropriate to (A) preserve Parent’s qualification as a REIT under the Code, or (B) preserve the status of any Subsidiary of

Parent as a partnership or disregarded entity for U.S. federal income tax purposes or as a QRS, a TRS or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xiii)                        engage in any transactions that would be reasonably expected to prevent or materially delay the consummation of the Merger; or

(xiv)                       agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.2.

(c)                                  Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 5.10, nothing in this Agreement shall prohibit Parent or any of its Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of the Board of Directors of Parent, upon advice of counsel to Parent, is reasonably necessary for Parent to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time or to avoid incurring entity level income or excise Taxes under the Code (including making dividend or other distribution payments to stockholders of Parent in accordance with this Agreement) or to preserve the status of any Subsidiary of Parent as a partnership or disregarded entity for U.S. federal income tax purposes or as a QRS, a TRS or a REIT under the applicable provisions of Section 856 of the Code.

(d)                                 Parent shall (i) use its reasonable best efforts to obtain the opinions of counsel described in Section 6.2(d) and Section 6.3(c), (ii) deliver to Wachtell, Lipton, Rosen & Katz (or other nationally recognized law firm reasonably satisfactory to Parent) and Goodwin Procter LLP (or other nationally recognized law firm reasonably satisfactory to the Company)  an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Parent, containing customary representations of Parent as shall be reasonably necessary or appropriate to enable Wachtell, Lipton, Rosen & Katz and Goodwin Procter LLP (or, if applicable, such other nationally recognized law firm(s)) to render the opinions described in Section 6.3(c) and Section 6.2(c), respectively, on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act) (a “Parent Tax Representation Letter”); and (iii) deliver to Parent’s counsel or other tax advisor reasonably satisfactory to the Company (it being agreed and understood that a tax advisor that is a “Big Four” accounting firm is reasonably satisfactory to the Company) (“Parent’s REIT Counsel”) an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Parent, containing customary representations of Parent as shall be reasonably necessary or appropriate to enable Parent’s REIT Counsel to render the opinion described in Section 6.2(d) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act).

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.1                                    Preparation of Joint Proxy Statement; Stockholders Meetings.

(a)                                 As promptly as reasonably practicable following the date of this Agreement, and, in any event, within 45 calendar days after the date of this Agreement, Parent and the Company shall cooperate in preparing and shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the joint proxy statement/prospectus relating to the matters to be submitted to the Company stockholders at the Company Stockholders Meeting and to the Parent stockholders at the Parent Stockholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and Parent shall prepare and file with the SEC a registration statement on Form S-4 (of which the Joint Proxy Statement/Prospectus shall be a part) with respect to the Parent Stock Issuance (such Form S-4, and any amendments or supplements thereto, the “Form S-4”).  Each of Parent and the Company shall furnish all information required to be disclosed in the Form S-4 and Joint Proxy Statement/Prospectus concerning itself, its Affiliates and the holders of its capital stock to the other, including all information necessary for the preparation of pro forma financial statements, and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement/Prospectus.  Prior to filing the Form S-4 (or any amendment or supplement thereto) or filing or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response, and each Party will provide the other Party with a copy of all such filings made with the SEC.  Parent and the Company shall use reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC as promptly as practicable following the filing thereof and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated thereby.  Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other Party with copies of any written comments and advise the other Party of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 received from the SEC.  Each Party shall use its reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with the Merger, and each Party shall furnish all information concerning it, its Affiliates and the holders of its capital stock as may be reasonably requested in connection with any such action.  Each Party will advise the other Party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4.  If, at any time prior to the Effective Time, any information relating to either of the Parties, or their respective Affiliates, officers or directors, should be discovered by either Party, and such information should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Parent and the Company.

(b)                                 The Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Company Stockholders Meeting”) for the purpose of obtaining the Company Required Vote.  Unless a Change in Recommendation has occurred in accordance with Section 5.4, the Company and the Board of Directors of the Company shall use their reasonable best efforts to obtain from the stockholders of the Company the Company Required Vote.  Unless a Change in Recommendation has occurred in accordance with Section 5.4, the Company and its Board of Directors will recommend to its stockholders approval of the Merger and the Company shall cause the Joint Proxy Statement/Prospectus and the Form S-4 to include such recommendation.  Notwithstanding the foregoing provisions of this Section 5.1(b), if, on the date for which the Company Stockholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Required Vote, whether or not a quorum is present, the Company shall have the right to (and at the request of Parent shall) make one or more successive postponements or adjournments of the Company Stockholders Meeting; provided that the Company Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Company Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law).  Nothing contained in this Agreement (absent termination of this Agreement in accordance with its terms) shall be deemed to relieve the Company of its obligation to submit the Merger to its stockholders for a vote on the approval thereof.  The Company agrees that, unless this Agreement shall have been terminated in accordance with Section 7.1, its obligations to hold the Company Stockholders Meeting pursuant to this Section 5.1 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or its Board of Directors of any Acquisition Proposal, by any Change in Recommendation or by any development, fact, circumstance or change that would give rise to a right to make a Change in Recommendation.

(c)                                  Parent shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Parent Stockholders Meeting”) for the purpose of obtaining the Parent Required Vote and, if elected by Parent, for the purpose of obtaining stockholder approval of the Parent Reverse Stock Split and the Parent Authorized Capital Amendment.  Parent and the Board of Directors of Parent shall use its reasonable best efforts to obtain from the stockholders of Parent the Parent Required Vote.  Parent and its Board of Directors will recommend to its stockholders approval of the Parent Stock Issuance and Parent shall cause the Joint Proxy Statement/Prospectus and the Form S-4 to include such recommendation (together, the “Parent Recommendation Actions”).  Notwithstanding the foregoing provisions of this Section 5.1(c), if, on a date for which the Parent Stockholders Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Required Vote, whether or not a quorum is present, Parent shall have the right to (and at the request of the Company shall) make one or more successive postponements or adjournments of the Parent Stockholders Meeting; provided that the Parent Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Parent Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law).  Nothing contained in this Agreement (absent termination of this Agreement in accordance with its terms) shall be deemed to relieve Parent of its obligation to submit the Parent Stock Issuance to its stockholders for a vote on the approval thereof.  Parent agrees that, unless this Agreement shall have been terminated in accordance with Section 7.1, its obligations to hold the Parent Stockholders Meeting and to take the Parent Recommendation Actions pursuant to this Section 5.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or its Board of Directors of any Acquisition Proposal.

(d)                                 Each of Parent and the Company shall cooperate and use their reasonable best efforts to cause the Parent Stockholders Meeting and the Company Stockholders Meeting to be held on the same date and as soon as reasonably practicable after the date of this Agreement.

Section 5.2                                    Access to Information.  Upon reasonable notice, and at the reasonable request of Parent, the Company shall (and shall cause each of its Subsidiaries to) afford to the Representatives of Parent, reasonable access, during normal business hours during the period prior to the Effective Time, to all the Company Properties (other than for purposes of invasive testing), books, contracts, records and the Company’s Representatives; provided that all such access shall be coordinated through the Company or its Representatives in accordance with such procedures as they may reasonably establish.   Upon reasonable notice, and at the reasonable request of the Company, Parent shall (and shall cause each of its Subsidiaries to) afford to the Representatives of the Company, reasonable access, during normal business hours during the period prior to the Effective Time, to all Parent Properties (other than for purposes of invasive testing), books, contracts, records and Parent’s Representatives; provided that all such access shall be coordinated through Parent or its Representatives in accordance with such procedures as they may reasonably establish.  Neither the Company nor Parent, nor any of their respective Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any Law or binding agreement entered into prior to the date of this Agreement.  The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.  No such investigation by any Party shall affect the representations and warranties of any other Party.  The terms of the Confidentiality Agreement shall apply to any information and access provided pursuant to this Section 5.2.

Section 5.3                                    Efforts; Notice of Certain Events.

(a)                                 Subject to the terms and conditions of this Agreement, each of Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Merger and the other transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, each of Parent and the Company shall

(i) use its reasonable best efforts to cooperate with the other Party in determining which filings are required to be made prior to the Closing with, and which consents, clearances, approvals, permits or authorizations are required to be obtained prior to the Closing from, any Governmental Entity or any other Person in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and in timely making all such filings, (ii) promptly furnish the other Party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such information and reasonable assistance as such other Party may reasonably request in connection with their preparation of necessary filings, registrations and submissions of information to any Governmental Entity, (iii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to any applicable Laws by any Governmental Entity, and (iv) take or cause to be taken all other actions necessary, proper or advisable to obtain applicable clearances, consents, authorizations, approvals or waivers and cause the expiration or termination of the applicable waiting periods with respect to the Merger and the other transactions contemplated by this Agreement under any applicable Laws as promptly as practicable.

(b)                                 Each of the Parties shall, in connection with the efforts referenced in Section 5.3(a), (i) use its reasonable best efforts to cooperate in all respects with each other in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly notify the other Party of any communication concerning this Agreement or any of the transactions contemplated hereby to that Party from or with any Governmental Entity, or from any other Person alleging that the consent of such person (or another Person) is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, and consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other Party with any written notices or other communications received by such Party from, or given by such Party to, any Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, except that any materials concerning one Party’s valuation of the other Party may be redacted; and (iii) permit the other Party to review in draft any proposed substantive or other non-ministerial communication to be submitted by it to any Governmental Entity with reasonable time and opportunity to comment, and consult with each other in advance of any in-person or substantive or other non-ministerial telephonic meeting or conference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent permitted by the applicable Governmental Entity or Person, not agree to participate in any meeting or substantive or other non-ministerial discussion with any Governmental Entity relating to any filings or investigations concerning this Agreement and or any of the transactions contemplated hereby unless it consults with the other Party and its Representatives in advance and invites the other Party’s Representatives to attend in accordance with applicable Laws.  In furtherance of the foregoing, prior to being exchanged with the other Party, any materials may be redacted (i) to remove references concerning the valuation of Parent, the Company or the Surviving Corporation; (ii) as necessary to comply with contractual arrangements entered into prior to the date of this Agreement or applicable Laws; and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c)                                  In furtherance and not in limitation of the foregoing, each of Parent and the Company shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Laws, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Entity vacated or reversed).

(d)                                 Parent and the Company shall reasonably cooperate with each other and use their respective reasonable best efforts to take such actions as the other may reasonably request to obtain any consents from any third parties (excluding any Governmental Entity) as may be reasonably required to consummate the Merger or the other transactions contemplated by this Agreement; provided that Parent and the Company shall not be required to, and shall not without the other Party’s written approval (not to be unreasonably withheld, conditioned or delayed), incur any material expenses or liabilities in order to obtain such consents.

(e)                                  Each of the Company, the Board of Directors of the Company, Parent and the Board of Directors of Parent shall, if any state takeover statute or similar statute becomes applicable to this Agreement, the Merger, or any other transactions contemplated by this Agreement, use all reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.4                                    Non-Solicitation; Change in Recommendation.

(a)                                 The Company agrees that neither it nor any of its Subsidiaries nor any of the Affiliates, directors, officers and employees of it or its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or any other effort or attempt to make or implement an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions), (iii)  provide any nonpublic information to any Person in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (iv) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, business combination agreement, sale or purchase agreement or share exchange agreement, option agreement or any other similar agreement related to any Acquisition Proposal (an “Acquisition Agreement”) or (v) propose or agree to do any of the foregoing.  Any violation of the restrictions contained in this Section 5.4 by any of the Company’s Representatives shall be deemed to be a breach of this Section 5.4 by the Company. The Company shall use commercially reasonable efforts to ensure that its Representatives are aware of the provisions of this Section 5.4.

(b)                                 (i)                                     Notwithstanding the foregoing, prior to the Company Stockholders Meeting, in response to an unsolicited, bona fide written Acquisition Proposal (that did not result from the Company’s breach of this Section 5.4) made after the date of this Agreement, subject to compliance with the other terms of this Section 5.4 and the Company first entering into a confidentiality agreement with the Person who has made such Acquisition Proposal having confidentiality and use provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making or amending of an Acquisition Proposal), the Company shall be permitted to (A) engage in discussions and negotiations with the Person who has made such Acquisition Proposal and (B) provide any nonpublic information or data in response to a request therefor to the Person who has made such Acquisition Proposal; provided that prior to taking any action described in clause (A) or (B) above, the Board of Directors of the Company determines in good faith after consultation with outside legal counsel that (I) based on the information then available and after consultation with its financial advisor, such Acquisition Proposal constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal, and (II) the failure to take such action would be inconsistent with the duties of members of the Board of Directors of the Company under applicable Law.  The Company shall provide Parent with a copy of any nonpublic information provided to any Person pursuant to the prior sentence prior to or simultaneously with furnishing such information to such Person, unless such information has been previously made available to Parent. Neither the Company nor any of its Subsidiaries shall enter into any agreement with any Person subsequent to the date of this Agreement that prohibits such Person from providing information to Parent in accordance with this Section 5.4.

(ii)                                  The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries by any Person that informs the Company or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal (or any Person in circumstances that would be reasonably expected to be in connection with the consideration of or the making of an Acquisition Proposal), or any inquiry from any Person seeking to have discussions or negotiations with the Company relating to a possible Acquisition Proposal.  Such notice shall be made orally and promptly confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence, including proposed agreements).  The Company shall also promptly, and in any event within 24 hours, notify Parent, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information to any Person in accordance with this Section 5.4(b) and keep Parent reasonably informed of the status and terms of any such discussions or negotiations on a reasonably current basis, including by providing a copy of all material documentation or material correspondence relating thereto, including proposed agreements and any material change in its intentions as previously notified.

(iii)                               Except as provided in Section 5.4(b)(iv) or Section 5.4(b)(v), neither the Board of Directors of the Company, nor any committee thereof, shall (A) withhold, withdraw, qualify or modify in any manner adverse to Parent, or propose publicly or resolve to withhold, withdraw, qualify or modify in any manner adverse to

Parent, the approval, recommendation or declaration of advisability by the Board of Directors of the Company, or any such committee thereof, of the Merger, (B) fail to include the recommendation of the Board of Directors of the Company that the stockholders of the Company approve the Merger in the Joint Proxy Statement/Prospectus, (C) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer commenced by a third party other than a recommendation against such offer or a customary “stop, look and listen” communication or (D) fail to reaffirm the recommendation of the Board of Directors of the Company in favor of the Merger within five Business Days of Parent’s written request that the Company do so (provided that Parent shall be entitled to make such a written request for reaffirmation only once with respect to each Acquisition Proposal and once for each material amendment to each such Acquisition Proposal)  (any of the foregoing (A), (B), (C) or (D), a “Change in Recommendation”).

(iv)                              Notwithstanding anything in this Agreement to the contrary (but subject to this Section 5.4(b)(iv)), prior to the Company Stockholders Meeting, with respect to an Acquisition Proposal, the Board of Directors of the Company may make a Change in Recommendation, or the Board of Directors of the Company may authorize the Company to terminate this Agreement to enter into an Acquisition Agreement, in each case, if and only if (A) an unsolicited bona fide written Acquisition Proposal (that did not result from a breach of this Section 5.4) is made to the Company by a third party, and such Acquisition Proposal is not withdrawn, (B) the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Board of Directors of the Company has determined in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with the duties of the members of the Board of Directors of the Company under applicable Law, (D) four Business Days shall have elapsed since the time the Company has given written notice to Parent advising Parent that the Company intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of any such Superior Proposal that is the basis of the proposed action (a “Notice of Recommendation Change”) (it being understood that any amendment to any material term of such Superior Proposal (including any change in the form or amount of consideration) shall require a new Notice of Recommendation Change but with a new notice period equal to the longer of two Business Days and the remainder of the initial four-Business Day period, (E) during such four-Business Day period, the Company has considered and, at the reasonable request of Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification of the terms of this Agreement proposed by Parent, and (F) the Board of Directors of the Company, following such four-Business Day period, again determines in good faith (after consultation with outside legal counsel and financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that such Acquisition Proposal constitutes a Superior Proposal and failure to do so would be inconsistent with the duties of the members of the Board of Directors of the Company  under applicable Law; provided, that in the case of termination of this Agreement by the Company to enter into an Acquisition Agreement pursuant to this Section 5.4(b)(iv), (x) the Company must pay or cause to be paid to Parent the Company Termination Fee pursuant to Section 7.2(b) and (y) neither the Company nor any Subsidiary or Representative of the Company shall enter into any Acquisition Agreement unless this Agreement has been or is prior to or substantially concurrently terminated in accordance with its terms.

(v)                                 Nothing contained in this Section 5.4 shall prohibit the Board of Directors of the Company from:  (A) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (B) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that the foregoing clause (A) or (B) shall not permit the Board of Directors of the Company to make any Change in Recommendation except as permitted by Section 5.4(b)(iv).

(c)                                  The Company agrees that (i) it will and will cause its Subsidiaries, and its and their Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal except to the extent a failure to do so would be inconsistent with the directors’ respective duties under applicable Law, (iii) promptly after the date hereof, it will request that each Person that has previously executed a confidentiality agreement relating to an Acquisition Proposal or a potential Acquisition Proposal destroy or return all non-public information provided under such confidentiality agreement and (iv) it will promptly terminate the access of any third party to electronic datasite or data room established in connection with any such confidentiality agreement.

(d)                                 The Company shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger and the other transactions contemplated hereby prior to the termination of this Agreement in accordance with its terms.

Section 5.5                                    NYSE Listing.  Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance.

Section 5.6                                    Employee Matters.

(a)                                 For a period of one (1) year following the Effective Time (the “Continuation Period”), Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries following the Effective Time (the “Continuing Employees”), for so long as such Continuing Employee is employed following the Effective Time, (i) an annual base salary or wage rate that is no less favorable to such Continuing Employee than the annual base salary or wage rate provided to such Continuing Employee immediately prior to the Effective Time; (ii) an annual cash bonus opportunity that is no less than the annual cash bonus opportunity that was provided to such Continuing Employee immediately prior to the Effective Time; and (iii) employee benefits that are no less favorable in the aggregate than those provided to similarly situated employees of Parent and its Subsidiaries; provided that, for purposes of this clause (iii), the employee benefits generally provided to Company Employees as of immediately prior to the Effective Time shall be deemed to be no less favorable in the aggregate to those provided to similarly situated employees of Parent and its Subsidiaries, it being understood that the Continuing Employees may commence participation in the “employee benefit plans,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), maintained by Parent or any of its Subsidiaries (collectively, the “New Plans”) at such times as are determined by Parent.  For the avoidance of doubt, nothing in this Agreement shall require Parent or any of its Subsidiaries to employ any Person.

(b)                                 For purposes of any New Plans providing benefits to any Continuing Employees after the Effective Time, Parent shall, or shall cause its applicable Subsidiary to:  (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees and their eligible dependents under any New Plans in which such employees may be eligible to participate after the Effective Time, except, with respect to pre-existing conditions or exclusions, to the extent such pre-existing conditions or exclusions would apply under the analogous Company Benefit Plan; (ii) use commercially reasonable efforts to provide each Continuing Employee and his or her eligible dependents under any New Plan with credit for any co-payments and deductibles paid during the portion of the plan year of the corresponding Company Benefit Plan ending on the date such Continuing Employee’s participation in the New Plan begins (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the date that the Continuing Employee first participates in the New Plan) in satisfying any applicable deductible or out-of-pocket requirements under the New Plan; and (iii) recognize all service of the Continuing Employees with the Company and its Subsidiaries (and any predecessors or Affiliates thereof), for all purposes in any New Plan in which such employees may be eligible to participate after the Effective Time to the same extent such service was taken into account under the analogous Company Benefit Plan prior to the date that the Continuing Employee first participates in the New Plan; provided, however, that the foregoing clause (iii) shall not apply (A) to the extent it would result in duplication of benefits, or (B) for any purpose with respect to any defined benefit pension plan, postretirement welfare plan or any New Plan under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or that is grandfathered or frozen, either with respect to level of benefits or participation.

(c)                                  If requested by Parent not less than ten (10) Business Days before the Closing Date, the Company shall adopt board resolutions and take such corporate action as is necessary to terminate the Company Benefit Plans that are Tax-qualified defined contribution plans with a cash or deferred arrangement under Section 401(k) of the Code (collectively, the “Company Qualified DC Plan”), effective as of the day prior to the Closing Date but contingent on the occurrence of the Closing.  The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the review and approval of Parent.  Upon the distribution of the assets in the accounts under the Company Qualified DC Plan to the participants, Parent shall permit such participants who are then actively employed by Parent or its Subsidiaries to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, from the Company Qualified DC Plan to the applicable Tax-qualified defined contribution plans of Parent or its Subsidiaries.

(d)                                 Neither Parent, the Company nor any of their respective Subsidiaries shall, and each of Parent and the Company shall use reasonable best efforts to cause its and its respective Subsidiaries’ Representatives not to, prior to the Effective Time:

(i)                                     in the case of Parent (and its Subsidiaries or Representatives acting on their behalf), directly or indirectly solicit for employment or employ or cause to leave the employ of the Company or any of its Subsidiaries or Affiliates any individual designated in writing by the Company to Parent on Section 5.6(d)(i) of the Company Disclosure Letter; or

(ii)                                  in the case of the Company (and its Subsidiaries or Representatives acting on their behalf), directly or indirectly solicit for employment or employ or cause to leave the employ of Parent or any of its Subsidiaries or Affiliates any individual designated in writing by Parent to the Company on Section 5.6(d)(ii) of the Parent Disclosure Letter.

(e)                                  The provisions of this Section 5.6 are solely for the benefit of the Parties.  No current or former director, officer, employee or other service provider or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Parent Benefit Plan, Company Benefit Plan or other compensation or benefit plan or arrangement for any purpose.  Without limiting the generality of the foregoing in this Section 5.6, nothing contained in this Agreement shall otherwise obligate Parent, the Company or any of their respective Affiliates to (i) maintain any particular Benefit Plan or (ii) retain the employment or services of any current or former director, employee or other service provider.

Section 5.7                                    Fees and Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the Party incurring such expense, except as otherwise provided in Section 7.2 and except that expenses incurred in connection with filing, printing and mailing the Joint Proxy Statement/Prospectus and the Form S-4 (other than legal fees) shall be shared equally by the Company and Parent.

Section 5.8                                    Governance.  Parent shall take such actions as are necessary to cause the Company Designees to become members of the Board of Directors of Parent immediately after the Effective Time.

Section 5.9                                    Indemnification and D&O Insurance.

(a)                                 For six years from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless all past and present directors and officers of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger), in connection with such Indemnified Parties serving or having served as a director, officer, employee, agent or other fiduciary of the Company or any of its Subsidiaries or of any other Person if such service was at the request or for the benefit of the Company or any of its Subsidiaries, in each case to the fullest extent permitted by Law and to the same extent that the Company or its Subsidiaries would have been permitted to do so pursuant to the Organizational Documents of the Company or its Subsidiaries, as applicable.  Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Parent or the Surviving Corporation on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification or advancement pursuant to this Section 5.9, the provisions of this Section 5.9 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b)                                 For six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain in effect the provisions in (i) the Organizational Documents of the Company and any Subsidiary of the Company and (ii) except to the extent such agreement provides for an earlier termination, any other agreements (other than insurance contracts) of the Company and its Subsidiaries with any Indemnified Party, in each case, regarding elimination of liability, indemnification of officers, directors, agents and employees and advancement of expenses that are in existence on the date of this Agreement, to the extent such agreements have been made available to Parent prior to the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would materially and adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger).

(c)                                  Parent shall, or shall cause the Surviving Corporation to, obtain as of the Effective Time a six-year prepaid “tail” policy or policies for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ liability insurance policies and fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time, on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Time, including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger; provided, however, that Parent or the Surviving Corporation, as applicable, shall use commercially reasonable efforts to obtain the most favorable pricing and most comprehensive coverage reasonably available for such “tail” policy and Parent or Surviving Corporation, as applicable, shall not be required to commit or spend on such “tail” policy more than 300% of the last aggregate annual premium paid by the Company prior to the date of this Agreement for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, Parent or the Surviving Corporation, as applicable, shall be permitted to purchase as much coverage as reasonably practicable for the Base Amount.  In lieu of Parent’s or the Surviving Corporation’s purchase of the “tail” policy as contemplated in the immediately foregoing sentence, the Company may purchase, prior to the Effective Time, a prepaid “tail” policy or policies for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ liability insurance policies and fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time, on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Time (including acts, errors or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger), and in which event Parent and the Surviving Corporation shall cease to have any obligations under the first sentence of this Section 5.9(c); provided, however, that the aggregate premium for such policy shall not exceed the Base Amount.  After the Effective Time, Parent shall cause such “tail” policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation and, subject to Parent’s compliance with its obligations under this Section 5.9(c), no Party shall have any other obligation to purchase or pay for any insurance hereunder.

(d)                                 If Parent (or the Surviving Corporation) or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent (or the Surviving Corporation) shall assume the obligations set forth in this Section 5.9.

(e)                                  The provisions of this Section 5.9 (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 5.10                             Dividends.

(a)                                 It is agreed that (A) the Parties shall take such actions as are necessary to ensure that the timing of any regular quarterly dividend paid by either the Company or Parent prior to the Closing will be coordinated so that, if either the holders of Company Common Stock or the holders of Parent Common Stock receive a distribution for a particular quarter prior to the Closing Date, then the holders of Parent Common Stock and the holders of Company Common Stock, respectively, shall also receive a distribution for such quarter prior to the Closing Date and (B) the Parties will coordinate such that any such quarterly distribution by the Company and Parent shall have the same record date and the same payment date, which shall be consistent with Parent’s historical record dates and payment dates unless otherwise agreed between the Parties,  in order to ensure that the stockholders of the Company and the stockholders of Parent receive the same number of such dividends prior to the Effective Time (provided that the amount of any such quarterly dividend declared by the Company must be consistent with Section 4.1(b)(iv) and the amount of any such quarterly dividend declared by Parent must be consistent with Section 4.2(b)(iv)).

(b)                                 If the Company (in consultation with Parent) determines that it is necessary to declare a Special Company Distribution in accordance with Section 4.1(b)(iv) or if Parent (in consultation with the Company) determines that it is necessary to declare a Special Parent Distribution in accordance with Section 4.2(b)(iv), such Party shall notify the other Party in writing at least 10 Business Days prior to the Company Stockholders Meeting and the Parent Stockholders Meeting, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of the Company, to holders of shares of Company Common Stock, in an amount per share equal to the product of (A) the Special Parent Distribution declared by Parent with respect to each share of Parent Common Stock and (B) the Exchange Ratio and (ii) in the case of Parent, to holders of shares of Parent Common Stock, in an amount per share equal to the quotient obtained by dividing (x) the Special Company Distribution declared by the Company with respect to each share of Company Common Stock by (y) the Exchange Ratio.  The record date and payment date for any dividend payable pursuant to this Section 5.10(b) shall be the close of business on the last Business Day prior to the Closing Date.

(c)                                  In the event that a dividend or distribution with respect to the shares of Company Common Stock permitted under the terms of this Agreement has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of shares of Company Common Stock shall be entitled to receive such dividend or distribution pursuant to and in accordance with Section 2.2.

Section 5.11                             Public Announcements.  Except (a) for communications consistent with the final form of joint press release announcing the Merger and the investor presentation given to investors on the date of announcement of the Merger, (b) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of the NYSE or (c) pursuant to the Company’s or Parent’s rights pursuant to Section 5.4, the Company and Parent shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or other public communications with respect to the Merger and the other transactions contemplated by this Agreement.

Section 5.12                             Tax Matters.

(a)                                 The Company and Parent agree to use their respective reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  Subject to the receipt of the opinions described in Section 6.2(c) and 6.3(c), the parties shall treat the Merger as a tax-free “reorganization” under Section 368(a) of the Code and no party shall take any position for tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)                                 Parent shall, with the Company’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer, recording, registration stamp or similar Taxes that become payable in connection with the transactions contemplated by this Agreement (collectively, “Transfer

Taxes”) and Parent and the Company shall cooperate to use commercially reasonable efforts to minimize the amount of Transfer Taxes to the extent permitted by applicable Law.

(c)                                  The Company and Parent shall cooperate and consult in good faith with each other with respect to maintenance of the REIT status of the Company and Parent (and any of their Subsidiaries that is a REIT) for the Company’s and Parent’s 2019 taxable year (and that of any of their Subsidiaries that is a REIT).

(d)                                 Notwithstanding anything to the contrary herein, upon Parent’s written request, the Company shall use its reasonable best efforts to cause (x) any Subsidiary that is treated as a QRS of (1) the Company or (2) any Subsidiary of the Company that is a REIT (a “Subsidiary REIT”) and (y) any Subsidiary set forth in Section 5.12(d) of the Company Disclosure Letter (each such Subsidiary identified in such written request, a “Converted Entity”) to (i) convert into a limited liability company (or other entity that is disregarded as an entity separate from the Company or such Subsidiary REIT, as applicable, for U.S. federal income tax purposes) (a “Disregarded Entity”), (ii) merge with and into a Disregarded Entity, and/or (iii) make an election under Treasury Regulations Section 301.7701-3(c) to be disregarded as an entity separate from its owner for U.S. federal income tax purposes, as applicable, in each case, such that, prior to and at the Effective Time, for U.S. federal income tax purposes, such Converted Entity is a Disregarded Entity (and would be a Disregarded Entity without regard to its status as a QRS).  Within ten (10) days of receiving any such written request, the Company shall notify Parent in writing of any Subsidiary identified in such request with respect to which a conversion, merger, and/or election, as applicable, cannot occur prior to the Effective Time.

Section 5.13                             Financing Cooperation.

(a)                                 The Company shall, and shall cause its Subsidiaries to, and shall cause its and their Representatives to, provide all cooperation reasonably requested by Parent in connection with financing arrangements (including, without limitation, assumptions, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations or prepayments of existing financing arrangements) as Parent may reasonably determine necessary or advisable in connection with the completion of the Merger or the other transactions contemplated hereby.  Such cooperation shall include (i) participating in a reasonable number of meetings, presentations and due diligence sessions in connection with such financing arrangements, (ii) providing reasonable and timely assistance with the preparation of materials for presentations, offering memoranda, prospectuses and similar documents required in connection with such financing arrangements, (iii) as promptly as reasonably practical, and in any event at least 10 days prior to the Closing Date, furnishing Parent and any of its financing sources with (A) unaudited condensed consolidated balance sheets and related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows (in each case, subject to normal year-end adjustments and absence of footnotes) for the Company for the fiscal quarter ended March 31, 2019 and each subsequent fiscal quarter ended on a date that is not a fiscal year end and that is at least 40 days before the Closing Date and (B) in the event that the Closing Date occurs on a date that is more than 60 days following December 31, 2019, audited consolidated balance sheets and related audited consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the fiscal year ended December 31, 2019, in each case prepared in accordance with GAAP and (iv) to the extent requested in writing at least ten (10) Business Days prior to the Closing, delivering at least three Business Days prior to the Closing all documentation and other information with respect to the Company and its Subsidiaries that are required by regulatory authorities under applicable “know-your-customer” rules and regulations, including the USA PATRIOT Act. Notwithstanding the foregoing, the Company and its Subsidiaries and their respective Representatives shall not be required to enter into any letter, certificate, document, agreement or instrument (other than customary authorization and representation letters) that will be effective prior to the Closing and nothing in this Section 5.13 shall require (x) such cooperation to the extent it would disrupt unreasonably the business or operations of the Company or any of its Subsidiaries or require any of them to take any actions that would reasonably be expected to violate applicable Law, contract or Organizational Documents, (y) the Board of Directors of the Company or the Board of Directors or similar governing body of any Subsidiary of the Company to adopt resolutions approving any letter, certificate, document, agreement or instrument (other than customary authorization and representation letters to the extent necessary) that will be effective prior to the Closing or (z) the Company or any of its Subsidiaries to incur any liability (including due to any act or omission by the Company or any of its Subsidiaries or any of their respective Representatives) prior to the Closing for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent.  It is understood and agreed that a failure to consummate a financing of the type described in the first sentence of  this Section 5.13(a) shall not, in and of itself, constitute a failure by the Company to satisfy its obligations under this Section 5.13(a).

(b)                                 The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to, as soon as reasonably practicable after (and not prior to) the receipt of a written request from Parent to do so, on the terms and conditions specified by Parent and in compliance with all applicable terms and conditions of the applicable Company Debt Agreement, seek an amendment or amendments to any of the Company Debt Agreements or pursue any approach chosen by Parent to the assumption, defeasance, satisfaction and discharge, constructive satisfaction and discharge, refinancing, repayment, repurchase, redemption, termination, amendment, guarantee, purchase, unwinding or other treatment of, the Company Debt Agreements and the indebtedness incurred pursuant thereto, in each case, subject to the occurrence of the Closing (any such transaction, a “Debt Transaction”).  The Company shall not be required to take any action in respect of any Debt Transaction until Parent shall have provided the Company with drafts of any necessary documentation required in connection with such Debt Transaction in a form reasonably satisfactory to the Company (collectively, the “Debt Transaction Documents”) at least three (3) Business Days prior to the date of such requested action.  The Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, cause its and their respective Representatives to provide cooperation and assistance reasonably requested by Parent in connection with the Debt Transactions (including taking all corporate action reasonably necessary to authorize the execution and delivery of any Debt Transaction Documents to be entered into prior to Closing and delivering all officer’s certificates and legal opinions required to be delivered in connection therewith (such corporate action, execution and delivery not to be unreasonably withheld, delayed or conditioned)); provided, that the effectiveness of any such Debt Transaction Documents or, in the case of a notice of prepayment or redemption, such prepayment or redemption, shall be expressly conditioned on the Closing.  It is understood and agreed that a failure to effectuate any Debt Transaction shall not constitute a failure by the Company to satisfy its obligations under this Section 5.13(b).

(c)                                  The Company shall, and shall cause its Subsidiaries to, after (and not prior to) the receipt of a written request from Parent to do so, deliver all notices and take all other actions to facilitate the termination at the Effective Time of all commitments in respect of each of the Company Credit Facility and any other indebtedness of the Company or its Subsidiaries to be paid off, discharged and terminated on the Closing Date as specifically requested by Parent in writing, the repayment in full on the Closing Date of all obligations in respect of the indebtedness thereunder, and the release on the Closing Date of any Liens securing such indebtedness and guarantees in connection therewith.  In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use commercially reasonable efforts to deliver to Parent (i) at least 10 Business Days prior to the Closing Date (or such short period as agreed by Parent), a draft payoff letter with respect to each of the Company Credit Facility and (to the extent requested by the Parent to the Company in writing) any other indebtedness (including mortgages) of the Company or its Subsidiaries to be paid off, discharged and terminated on the Closing Date and (ii) at least one Business Day prior to the Closing Date, an executed payoff letter with respect to each of the Company Credit Facility (the “Payoff Letters”) and such other indebtedness (including mortgages) of the Company or its Subsidiaries to be paid off, discharged and terminated on the Closing Date, in each case in form and substance customary for transactions of this type, from the Persons (or the applicable agent on behalf of the Persons) to whom such indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, (x) include the payoff amount (including customary per diem) and (y) provide that Liens (and guarantees), if any, granted in connection with the Company Credit Facility or any such other indebtedness of the Company to be paid off, discharged and terminated on the Closing Date relating to the assets, rights and properties of the Company and its Subsidiaries securing or relating to such indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Effective Time, be released and terminated.

Section 5.14                             Transaction Litigation.  The Company shall promptly notify Parent in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated hereby that is brought or, to the knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries, directors, officers or employees (“Company Transaction Litigation”), and shall give Parent the opportunity to participate in the defense or settlement of any Company Transaction Litigation.  The Company shall not settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Company Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), subject to Section 5.14 of the Company Disclosure Letter.

Section 5.15                             Director Resignations.  The Company shall cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 5.16                             Delisting.  Each of the Parties agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time.

Section 5.17                             Rule 16b-3 Matters.  Prior to the Effective Time, the Parties shall, as applicable, take all such steps as may be reasonably necessary or advisable, to the extent permitted by applicable Law, to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.18                             Treatment of Operating Partnership.  Prior to the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, cooperate with reasonable requests by Parent in connection with the contemplated post-closing transactions involving the Company Operating Partnership; provided, however, that, notwithstanding the foregoing, this shall not obligate the Company and Company Subsidiaries to enter into any contracts or obligations binding on them that would become effective prior to the Effective Time or to incur any out-of-pocket costs or expenses (unless such costs or expenses will be promptly reimbursed by Parent) in connection with its cooperation with Parent’s requests.

Section 5.19                             Certain Loan Matters. The Company shall use its reasonable best efforts to cause, on or prior to the Effective Time, either (i) the repayment and termination in full of the indebtedness listed on Section 5.19 of the Company Disclosure Letter (the “Applicable Loans”) (and, to the extent that the borrower of any such Applicable Loan is not the Company or one of its wholly-owned Subsidiaries, the repayment and termination will be funded on a pro rata basis by the Company or its applicable subsidiaries, on the one hand, and the other equity holders of the borrower, on the other) or (ii) so long as the property securing an Applicable Loan is not sold prior to the Effective Time, the amendment of such Applicable Loan to expressly permit the Merger and the other transactions contemplated hereby (or the obtaining of a consent or waiver with the same effect), which amendment, consent or waiver shall be in form and substance reasonably satisfactory to each of Parent and the Company.  In connection with the foregoing clause (i), the Company shall use its reasonable best efforts to provide to Parent customary evidence of the effectiveness of such repayment and termination, and corresponding customary termination and release documents (including a customary payoff letter from the lenders and customary lien release documents).  The Company shall keep Parent reasonably informed on the treatment of the Applicable Loans and shall provide Parent with such related information and documents as Parent shall reasonably request from time-to-time.

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.1                                    Conditions to Each Party’s Obligation.  The respective obligation of each of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction or waiver by Parent and the Company in writing, at or prior to the Closing, of the following conditions:

(a)                                 Stockholder Approvals.  The Company shall have obtained the Company Required Vote, and Parent shall have obtained the Parent Required Vote.

(b)                                 NYSE Listing.  The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c)                                  Form S-4.  The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(d)                                 No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.  There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity of competent jurisdiction which makes the consummation of the Merger illegal.

Section 6.2                                    Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is subject to the satisfaction or waiver by the Company in writing, at or prior to the Closing, of the following additional conditions:

(a)                                 Parent Representations and Warranties.  (i) The representations and warranties of Parent set forth in the first two sentences of Section 3.2(b)(i) and in Section 3.2(b)(ii) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of Parent set forth in Section 3.2(l)(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, (iii) the representations and warranties of Parent set forth in Section 3.2(a)(i), Section 3.2(b) (other than the first two sentences of Section 3.2(b)(i) and Section 3.2(b)(ii)), Section 3.2(m), Section 3.2(n), Section 3.2(t), Section 3.2(v) and Section 3.2(w) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), and (iv) the other representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or Parent Material

Adverse Effect) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                 Performance of Parent Obligations.  Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)                                  Section 368 Opinion.  The Company shall have received the written opinion of its counsel, Goodwin Procter LLP (or another nationally recognized law firm reasonably satisfactory to the Company), dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications (it being agreed and understood that any exceptions, assumptions and qualifications set forth in the draft opinion delivered to Wachtell, Lipton, Rosen & Katz on or prior to the date hereof shall be deemed to be customary for this purpose).  In rendering such opinion, Goodwin Procter LLP (or, if applicable, another nationally recognized law firm reasonably satisfactory to the Company) may rely upon the Company Tax Representation Letter and the Parent Tax Representation Letter.

(d)                                 REIT Opinion.  The Company shall have received a tax opinion of Parent’s REIT Counsel, dated as of the Closing Date and addressed to Parent, in form and substance reasonably satisfactory to the Company, to the effect that, at all times since its taxable year ended December 31, 2010 and through the Closing Date, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and that its proposed method of organization and operation will enable Parent to continue to meet the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications (it being agreed and understood that any exceptions, assumptions and qualifications set forth in the draft opinion delivered to Goodwin Procter LLP on or prior to the date hereof shall be deemed to be customary for this purpose). In rendering such opinion, Parent’s REIT Counsel may rely upon customary representations contained in an officer’s certificate executed by Parent and provided pursuant to Section 4.2(d).

(e)                                  Closing Certificate.  The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3                                    Conditions to Obligations of Parent.  The respective obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver by Parent in writing, at or prior to the Closing, of the following additional conditions:

(a)                                 Company Representations and Warranties.  (i) The representations and warranties of the Company set forth in the first two sentences of Section 3.1(b)(i) and in Section 3.1(b)(ii) and Section 3.1(b)(iii) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Company set forth in Section 3.1(l)(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, (iii) the representations and warranties of the Company set forth in Section 3.1(a)(i), 3.1(a)(ii), 3.1(a)(iii), Section 3.1(b) (other than the first two sentences of Section 3.1(b)(i), Section 3.1(b)(ii) and Section 3.1(b)(iii)), Section 3.1(m), Section 3.1(n), Section 3.1(t), Section 3.1(u) and Section 3.1(v) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), and (iv) the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or Company Material Adverse Effect) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 Performance of Company Obligations.  The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)                                  Section 368 Opinion.  Parent shall have received the written opinion of its special counsel, Wachtell, Lipton, Rosen & Katz (or another nationally recognized law firm reasonably satisfactory to Parent), dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications (it being agreed and understood that any exceptions, assumptions and qualifications set forth in the draft opinion delivered to Goodwin Procter LLP on or prior to the date hereof shall be deemed to be customary for this purpose).  In rendering such opinion, Wachtell, Lipton, Rosen & Katz (or, if applicable, another nationally recognized law firm reasonably satisfactory to Parent) may rely upon the Parent Tax Representation Letter and the Company Tax Representation Letter.

(d)                                 REIT Opinion.  Parent shall have received a tax opinion of Company’s REIT Counsel, dated as of the Closing Date and addressed to the Company, in form and substance reasonably satisfactory to Parent, to the effect that, at all times since its taxable year ended December 31, 2010 and through the taxable year that ends with the Effective Time, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications (it being agreed and understood that any exceptions, assumptions and qualifications set forth in the draft opinion delivered to Wachtell, Lipton, Rosen & Katz on or prior to the date hereof shall be deemed to be customary for this purpose).  In rendering such opinion, Company’s REIT Counsel may rely upon customary representations contained in an officer’s certificate executed by the Company and provided pursuant to Section 4.1(d).

(e)                                  Closing Certificate.  Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

ARTICLE VII
TERMINATION

Section 7.1                                    Termination.  This Agreement may be terminated, and the Merger may be abandoned, at any time before the Effective Time by action of Parent or the Company (as applicable) only as follows:

(a)                                 by mutual written consent of Parent and the Company;

(b)                                 by either Parent or the Company, if any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling in each case permanently enjoining or otherwise prohibiting the consummation of the Merger, and such order, decree or ruling has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the principal cause of or resulted in such order, decree or ruling;

(c)                                  by either Parent or the Company, if the Merger shall not have been consummated by 5:00 p.m., New York time, on October 31, 2019 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the principal cause of or resulted in the failure of the Merger to be consummated before such date;

(d)                                 by Parent, at any time before the time the Company Required Vote, is obtained, (i) upon a Change in Recommendation or (ii) upon a Willful Breach by the Company of its obligations pursuant to Section 5.4;

(e)                                  by the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, which breach or failure to perform or to be true (i) would result in the failure of any of the conditions set forth in Section 6.2(a) or Section 6.2(b) to be satisfied and (ii) cannot be cured by the Outside Date or, if curable prior to the Outside Date, has not been cured by the earlier of (A) the Outside Date and (B) 30 days after the giving of written notice by the Company to Parent of such breach, failure to perform or failure to be true; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if the Company is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) cannot be satisfied;

(f)                                   by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a Willful Breach of Section 5.4, as to which Section 7.1(d) will apply), or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true (i) would result in the failure of any of the conditions set forth in Section 6.3(a) or Section 6.3(b) to be satisfied and (ii) cannot be cured by the Outside Date or, if curable prior to the Outside Date, has not been cured by the earlier of (A) the Outside Date and (B) 30 days after the giving of written notice by Parent to the Company of such breach, failure to perform or failure to be true; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(f) if Parent is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) cannot be satisfied;

(g)                                  by either Parent or the Company, if the Company Required Vote shall not have been obtained upon a vote taken thereon at the duly convened Company Stockholders Meeting or at any adjournment or postponement thereof;

(h)                                 by either Parent or the Company, if the Parent Required Vote shall not have been obtained upon a vote taken thereon at the duly convened Parent Stockholders Meeting or at any adjournment or postponement thereof; or

(i)                                     by the Company, at any time prior to receiving the Company Required Vote, in order to enter into a definitive Acquisition Agreement providing for a Superior Proposal in accordance with Section 5.4(b)(iv) (it being understood that the Company shall enter into a definitive Acquisition Agreement with respect to the Superior Proposal substantially concurrently with the termination of this Agreement); provided, that the Company Termination Fee shall be paid pursuant to Section 7.2(b) prior to or concurrently with the termination of this Agreement by the Company pursuant to this Section 7.1(i);

Section 7.2                                    Effect of Termination.

(a)                                 In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall forthwith be given to the other Party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company or Parent or their respective directors or Representatives, except as provided under Section 7.2(f) and except with respect to Section 5.7, Section 5.11, this Section 7.2 and Article VIII and except for the Confidentiality Agreement, each of which shall survive such termination and except that no Party shall be relieved or released from any liabilities or damages arising out of its fraud or Willful Breach of this Agreement.

(b)                                 Company Termination Fee.

(i)                                     If Parent terminates this Agreement pursuant to Section 7.1(d)(i), then the Company shall pay to Parent the Company Termination Fee within two Business Days after the date of such termination.

(ii)                                  In the event that (A) an Acquisition Proposal with respect to the Company shall have been communicated to the Board of Directors of the Company or any Person or group of Persons shall have publicly made an Acquisition Proposal with respect to the Company (and, in the case of termination pursuant to Section 7.1(g), such

Acquisition Proposal shall not have been publicly withdrawn at least five Business Days prior to the date of the Company Stockholders Meeting), (B) thereafter this Agreement is terminated (1) by Parent pursuant to Section 7.1(d)(ii), (2) by Parent or the Company pursuant to Section 7.1(c) (if the Company Required Vote has not theretofore been obtained) or Section 7.1(g) or (3) by Parent pursuant to Section 7.1(f) and (C) before the date that is 12 months after the date of such termination, the Company consummates a transaction of a type set forth in the definition of “Acquisition Proposal” or enters into an Acquisition Agreement, then the Company shall, on the earlier of the date such Acquisition Proposal is consummated or any such Acquisition Agreement is entered into, pay to Parent the Company Termination Fee (provided that, for purposes of clause (C) above, each reference to “15%” in the definitions of “Acquisition Proposal” and “Acquisition Agreement” shall be deemed to be a reference to “50%”).

(iii)                               If the Company terminates this Agreement pursuant to Section 7.1(i), then the Company shall prior to or substantially concurrently with such termination pay to Parent the Company Termination Fee.

(c)                                  Any amount that becomes payable pursuant to Section 7.2(b) shall be paid by wire transfer of immediately available funds to an account designated by Parent.  In no event shall this Section 7.2 require the Company to pay the Company Termination Fee on more than one occasion.

(d)                                 If Parent decides to apply for a ruling from the IRS with respect to the tax consequences of the receipt of the Company Termination Fee, the Company shall cooperate with Parent and use commercially reasonable efforts to provide assistance (if any) requested by Parent with respect thereto.

(e)                                  The payment of the Company Termination Fee shall be compensation and liquidated damages for the loss suffered by Parent as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances and neither Party shall have any other liability to the other after the payment of the Company Termination Fee, except in the case of fraud or a Willful Breach.  Notwithstanding anything to the contrary in this Agreement, if the Company Termination Fee shall become due and payable in connection with this Section 7.2, from and after such termination and payment of the Company Termination Fee pursuant to this Section 7.2, the Company shall have no further liability of any kind for any reason in connection with this Agreement, the transactions contemplated hereby or the termination of this Agreement, other than as provided in this Section 7.2 and except in the case of fraud or a Willful Breach.  Each of the Parties acknowledges that the Company Termination Fee is not intended to be a penalty, but rather represents liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Company Termination Fee is due and payable and which do not involve fraud or Willful Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.  Each of the Parties acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Company, Parent and Merger Sub would not enter into this

Agreement.  Accordingly, if the Company fails to pay all amounts due to Parent under this Section 7.2 on the dates specified, then the Company shall pay all costs and expenses (including legal fees and expenses) incurred by Parent in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in The Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Parent.

(f)                                   The “Company Termination Fee” shall be an amount equal to the lesser of (i) $45,450,000 (the “Company Base Amount”) and (ii) the maximum amount, if any, that can be paid to Parent without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) for such year determined as if the payment of such amount did not constitute Qualifying Income, as determined by independent accountants to Parent (taking into account any known or anticipated income of Parent which is not Qualifying Income and any appropriate  “cushion” as determined by such accountants).  Notwithstanding the foregoing, in the event Parent receives Tax Guidance providing that Parent’s receipt of the Company Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Company Termination Fee shall be an amount equal to the Company Base Amount and the Company shall, upon receiving notice that Parent has received the Tax Guidance, pay to Parent the unpaid Company Base Amount within five Business Days.  In the event that Parent is not able to receive the full Company Base Amount due to the above limitations, the Company shall place the unpaid amount in escrow by wire transfer within three days of termination and shall not release any portion thereof to Parent unless and until Parent receives Tax Guidance providing that Parent’s receipt of the unpaid Company’s Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, in which event the Company shall pay to Parent the unpaid Company Base Amount within five Business Days after the Company has been notified thereof.  The obligation of the Company to pay any unpaid portion of the Company Termination Fee shall terminate on the December 31 following the date which is five years from the date of this Agreement.  Amounts remaining in escrow after the obligation of the Company to pay the Company Termination Fee terminates shall be released to the Company.  “Qualifying Income” shall mean income described in Sections 856(c)(2)(A)—(H) and 856(c)(3)(A)—(I) of the Code.  “Tax Guidance” shall mean a reasoned opinion from counsel or other tax advisor or a ruling from the IRS.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1                                    Survival.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 8.2                                    Amendment; Waiver.  Subject to the provisions of applicable Laws, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by the Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective.  The conditions to each of the respective Parties’ obligations to consummate the Merger and the other transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law.  No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 8.3                                    Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), transmitted by facsimile (notice deemed given upon confirmation of receipt), sent by electronic mail (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice).

(a)                                 if to the Company, to:

TIER REIT, Inc.

5950 Sherry Lane, Suite 700

Dallas, Texas  75225

Attention:                       Chief Legal Officer
Fax No.:                               (214) 365-7112

Email:                                          tschelin@tierreit.com

(b)                                 with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts  02210
Attention:                       John T. Haggerty

Blake Liggio
                                                                              Fax No.:                   (617) 649-1411

Email:                                          jhaggerty@goodwinlaw.com

bliggio@goodwinlaw.com

(c)                                  if to Parent or Merger Sub, to:

Cousins Properties Incorporated
3344 Peachtree Road NE, Suite 1800
Atlanta, Georgia  30303
Attention:                       General Counsel
Fax No.:                               (404) 407-1641

Email:                                          PRoper@cousins.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019
Attention:                       David E. Shapiro
                                                                              Jenna E. Levine
Fax No.:                               (212) 403-2000

Email:                                          DEShapiro@wlrk.com

JELevine@wlrk.com

Section 8.4                                    Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “made available” in this Agreement shall mean that the item referred to has been provided to the receiving Party prior to the date of this Agreement by being posted in the electronic data room established by the disclosing Party.  The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement.  Any pronoun shall include the corresponding masculine, feminine and neuter forms.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.  The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.”  References to a wholly owned subsidiary of the Company or Parent shall include the Company Operating Partnership or Parent Operating Partnership and any wholly owned subsidiary of the Company Operating Partnership or Parent Operating Partnership, as applicable.

Section 8.5                                    Counterparts.  This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to each other Party (including by means of electronic delivery), it being understood that the Parties need not sign the same counterpart.  Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.6                                    Entire Agreement; No Third-Party Beneficiaries.  This Agreement, together with the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof, and (b) except as provided in Section 5.9(e) is not intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 8.7                                    Governing Law.  Except to the extent the Merger or any of the other transactions contemplated hereby may be required to be governed by the laws of the State of Georgia, this Agreement shall be governed and construed in accordance with the laws of the State of Maryland (without giving effect to choice of law principles thereof).

Section 8.8                                    Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the Parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 8.9                                    Assignment.  Neither this Agreement nor any of the rights, interests or obligations of the Parties hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party, and any attempt to make any such assignment without such consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 8.10                             Submission to Jurisdiction.  Each of the Parties agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this Agreement or the transactions contemplated by this Agreement exclusively in the Circuit Court for Baltimore City (Maryland), Business and Technology Case Management Program (or if such court declines to accept jurisdiction over a particular matter, any state or Federal court located within the State of Maryland) (the “Chosen Courts”) and, solely in connection with such claims, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to the laying of venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (d) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.3 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.  The consent to jurisdiction set forth in this Section 8.10 shall not constitute a general consent to service of process in the State of Maryland and shall have no effect for any purpose except as provided in this Section 8.10.  The Parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 8.11                             Enforcement.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in the Section above, this being in addition to any other remedy to which they are entitled at law or in equity.  Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. The Parties further agree that no Party to this Agreement shall be required to obtain, secure, furnish or post any bond, security or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.11 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, securing, furnishing or posting of any such bond, security or similar instrument.

Section 8.12                             Obligation of Parent.  Parent shall cause Merger Sub to comply with each of the covenants, obligations, agreements and undertakings required to be performed by Merger Sub in accordance with the terms of this Agreement.

Section 8.13                             WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE IX
DEFINITIONS

Section 9.1                                    Certain Definitions.  For purposes of this Agreement, the term:

“Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries or (b) any transaction or acquisition by any Person or group resulting in, or any proposal, offer, inquiry or indication of interest that, in the case of (a) or (b), if consummated would result in, any Person (or the stockholders or other equity interest holders of such Person) or “group” (as defined pursuant to Section 13(d) of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power of any class of equity securities of the Company (or of the surviving parent entity in such transaction), as applicable, or 15% or more of the consolidated net revenues, net income or total assets (it being understood that assets include equity securities of Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Benefit Plan” means, with respect to any entity, any compensation or employee benefit plan, program, policy, agreement or other arrangement, including any “employee benefit plans” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), including any bonus, cash- or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, profit-sharing, consulting, change in control, Tax gross-up, or savings, plan, program, policy, agreement or arrangement.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York, New York are authorized by law or executive order to be closed.

“Company Credit Facility” means that Second Amended and Restated Credit Agreement, dated as of January 18, 2018, among the Company, the Company Operating Partnership, Wells Fargo Bank, National Association, and the other parties thereto.

“Company Debt Agreements” means (a) the Company Credit Facility, (b) the Company Nueces Loan, (c) any mortgage, construction loan or other debt for borrowed money entered into by the Company or any of its Subsidiaries, (d) letters of credit and reimbursement obligations in respect thereof and (e) any obligations of the Company or any of its Subsidiaries under any interest rate cap, swap, collar or similar transaction, any currency hedging transactions or any other hedging derivative transaction of any kind.

“Company Designees” means Scott W. Fordham and one individual who is serving as an independent director on the Board of Directors of the Company as of the date of this Agreement and is mutually selected by the Company and Parent.

“Company Equity Awards” means the Company Restricted Stock Awards and the Company RSU Awards, taken together.

“Company Equity Plan” means the Company 2015 Equity Incentive Plan.

“Company Material Adverse Effect” means any Effect that is materially adverse to the assets, properties, liabilities, financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that a Company Material Adverse Effect shall not include any Effect arising out of or resulting from:  (a) any changes in general United States or global economic conditions; (b) changes generally affecting the industry or industries in which the Company operates; (c) any change in Law or the interpretation thereof or in GAAP or the interpretation thereof; (d) acts of war, armed hostility or terrorism or any worsening thereof; (e) earthquakes, hurricanes, tornados or other natural disasters or calamities; (f) any Effect to the extent attributable to the announcement of this Agreement (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby); (g) any failure by the Company to meet any internal or published projections (whether published by the Company or any analysts) or forecasts or estimates of revenues or earnings or results of operations for any period (it being understood and agreed that the facts and circumstances giving rise to any such failure that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect); (h) any change in the price or trading volume of shares of Company Common Stock or any other publicly traded securities of the Company (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect); (i) any reduction in the credit rating of the Company or its Subsidiaries (it being understood and agreed that the facts and circumstances giving rise to such reduction that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect); and (j) any bankruptcy, insolvency or reorganization of any tenant under any Company Lease or the commencement of any bankruptcy, insolvency or reorganization proceeding with respect to any tenant under any Company Lease; and provided, further, that if any Effect described in any of clauses (a), (b), (d) or (e) has had a disproportionate adverse impact on the Company relative to other companies operating in the industry in which the Company operates, then the incremental impact of such event shall be taken into account for the purpose of determining whether a Company Material Adverse Effect has occurred.

“Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which any of them or their respective properties or assets may be bound, as of the date of this Agreement, that:

(a)                                 is required to be filed as an exhibit to the Company SEC Documents pursuant to Item 601 of Regulation S-K promulgated by the SEC;

(b)                                 is a partnership, joint venture, strategic alliance, co-investment or similar agreement with any third party or that amends, supplements or modifies the parties’ rights under any such agreement;

(c)                                  (i) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts or limits in any material respect the business of the Company or any of its Subsidiaries (or would so restrict or limit Parent, the Surviving Corporation or any of its Subsidiaries following the Effective Time), or that otherwise restricts or limits in any material respect the lines of business conducted by the Company or any of its Subsidiaries, the geographic area in which the Company or any of its Subsidiaries may conduct business or would otherwise impose any use restriction with respect to any property (or would so restrict or limit Parent, the Surviving Corporation or any of its Subsidiaries following the Effective Time), other than any ground lease;

(d)                                 involves the future disposition or acquisition of assets or properties with a fair market value in excess of $1,000,000 individually or $3,000,000 in the aggregate, or any merger, consolidation or similar business combination transaction;

(e)                                  relates to development, construction, capital expenditures or purchase of materials, supplies, equipment or other assets or properties (other than purchase orders for such items in the ordinary course of business) in each case that are not terminable on twelve months or less notice without cost or penalty and requiring aggregate payments by the Company or any of its Subsidiaries in excess of $100,000 during their remaining term;

(f)                                   evidences (i) a capitalized lease obligation in excess of $100,000 or (ii) other Indebtedness to any Person, or any guaranty thereof, in a principal amount, taken individually, in excess of $250,000;

(g)                                  constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging or derivative transaction;

(h)                                 (i) grants to any Person a right of first refusal or a right of first offer, in each case, to purchase, acquire, sell or dispose of any Company Property that has a fair market value of greater than $1,000,000 individually or $3,000,000 in the aggregate, or (ii) grants to any Person an option to purchase, acquire, sell or dispose of any Company Property that is material to the Company, or with a fair market value of greater than $1,000,000 individually or $3,000,000 in the aggregate;

(i)                                     prohibits the payment of dividends or distributions in respect of Company Common Stock or shares or other equity interests of any Subsidiary of the Company;

(j)                                    constitutes a loan to any Person (other than a wholly owned Subsidiary of the Company) by the Company or any of its Subsidiaries in an amount in excess of $100,000 in the aggregate; or

(k)                                 involved the expenditure by the Company or any of its Subsidiaries in excess of $250,000 in the aggregate during the twelve month period ended as of December 31, 2018, or would reasonably be expected to require the expenditure by the Company or any of its Subsidiaries in excess of $250,000 in any twelve month period from and after the date of this Agreement, or $1,500,000 in the aggregate from and after the date of this Agreement.

“Company Nueces Loan” means the Construction Loan Agreement, dated as of October 27, 2017, by and between 208 Nueces Street, LLC, U.S. Bank National Association, as administrative agent and the other parties thereto.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of January 26, 2018, between Parent and the Company, as it may be amended.

“Contract” means any written or oral contract, agreement, lease, license, note, loan, bond, mortgage, indenture, commitment, arrangement, understanding or other instrument or obligation, in each case that is legally binding.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, or (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Dividend Shares” has the meaning set forth in the publicly-filed form of Restricted Stock Unit Award Agreement under the Company Equity Plan.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Laws” means any applicable Law relating to pollution or protection of the environment, including Laws relating to (a) releases, discharges, emissions or disposals to air, water, land or groundwater of Hazardous Materials; (b) the use, handling or disposal of polychlorinated biphenyls, asbestos or urea formaldehyde or any other Hazardous Material; (c) the treatment, storage, disposal or management of Hazardous Materials; (d) the exposure to Hazardous Materials; or (e) the transportation, release or any other use of Hazardous Materials, including the applicable provisions of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. 6901, et seq. (“RCRA”), the Toxic Substances Control Act, 15 U.S.C. 2601, et seq. (“TSCA”), those portions of the Occupational, Safety and Health Act, 29 U.S.C. 651, et seq. relating to Hazardous Materials exposure and compliance, the Clean Air Act, 42 U.S.C. 7401, et seq., the Federal Water Pollution Control Act, 33 U.S.C. 1251, et seq., the Safe Drinking Water Act, 42 U.S.C. 300f, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. 1802 et seq. (“HMTA”) and the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001, et seq. (“EPCRA”), and other comparable state and local laws and all rules and regulations promulgated pursuant thereto or published thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any corporation, trade or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of § 414 of the Code or § 4001(a)(14) of ERISA.

“Exchange Ratio” means 2.98 newly issued shares of Parent Common Stock (or, if the Parent Reverse Stock Split has been completed prior to the Effective Time, a number of  newly issued shares of Parent Common Stock equal to 2.98 divided by the ratio applicable to the Parent Reverse Stock Split, rounded to the nearest hundredth)

“GAAP” means United States generally accepted accounting principles.

“Hazardous Materials” means each and every element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is defined, determined or identified as hazardous, reactive, corrosive, ignitable, flammable or toxic under applicable Environmental Laws or the release, handling or disposal of which is regulated, or for which liability or standards of care are imposed, under Environmental Laws.  Without limiting the generality of the foregoing, “Hazardous Materials” include “hazardous substances” as defined in RCRA, “extremely hazardous substances” as defined in EPCRA, “hazardous waste” as defined in RCRA, “hazardous materials” as defined in HMTA, a “chemical substance or mixture” as defined in TSCA, crude oil, petroleum products or any fraction thereof, polychlorinated biphenyls, radioactive materials, including source, byproduct or special nuclear materials, asbestos or asbestos-containing materials, chlorinated fluorocarbons and radon in indoor air at concentrations above U.S. Environmental Protection Agency action levels.

“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (d) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets (including any potential earnout obligations, purchase price adjustment, release of “holdback” or similar payment), (e) all obligations under capital leases, (f) all obligations in respect of bankers acceptances, letters of credit, or similar instruments, (g) all obligations under any interest rate cap, swap, collar or similar transaction, any currency hedging transactions or any other hedging derivative transaction of any kind, (h) any guarantee of such Person of any Indebtedness of any other Person and any keepwell or similar arrangement of such Person in respect of any other Person and (i) any Indebtedness of any other Person secured by a Lien on the property or assets of such Person

“IRS” means the U.S. Internal Revenue Service or any successor agency.

“Law” means any federal, state, local or foreign law (including common law), statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, encumbrance, covenant, condition, easement, right of way, claim, infringement, interference, option, right of first refusal or first offer, preemptive  or other third party right, community property interest or defect of title or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Parent Authorized Capital Amendment” means the approval and adoption of articles of amendment to Parent’s restated and amended articles of incorporation providing for the increase in the number of shares of Parent Common Stock authorized for issuance by the Company.  If approval of the Parent Reverse Stock Split is obtained, the amendment related thereto may be included in the same articles of amendment as the Parent Authorized Capital Amendment.

“Parent Common Stock” means common stock, par value $1.00 per share, of Parent.

“Parent Credit Facilities” means that Fourth Amended and Restated Credit Agreement, dated as of January 3, 2018, among Parent, the Parent Operating Partnership, Bank of America, N.A. and the other parties thereto and that Term Loan Agreement, dated as of December 2, 2016, as amended on January 22, 2018, among Parent, the Parent Operating Partnership, Bank of America, N.A. and the other parties thereto. “Parent Equity Plans” means the Parent 2009 Incentive Stock Plan and the Parent 2005 Restricted Stock Unit Plan.

“Parent Master Note Purchase Agreement” means that Master Note Purchase Agreement, dated as of April 19, 2017, among Parent, the Parent Operating Partnership, and the other parties thereto.

“Parent Material Adverse Effect” means any Effect that is materially adverse to the assets, properties, liabilities, financial condition, business or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that a Parent Material Adverse Effect shall not include any Effect arising out of or resulting from:  (a) any changes in general United States or global economic conditions; (b) changes generally affecting the industry or industries in which Parent operates; (c) any change in Law or the interpretation thereof or GAAP or the interpretation thereof; (d) acts of war, armed hostility or terrorism or any worsening thereof; (e) earthquakes, hurricanes, tornados or other natural disasters or calamities; (f) any Effect to the extent attributable to the negotiation or announcement of this Agreement, and the transactions contemplated hereby (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby); (g) any failure by Parent to meet any internal or published projections (whether published by Parent or any analysts) or forecasts or estimates of revenues or earnings or results of operations for any period (it being understood and agreed that the facts and circumstances giving rise to any such failure that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect); (h) any change in the price or trading volume of shares of Parent Common Stock or any other publicly traded securities of Parent (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect); (i) any reduction in the credit rating of Parent or its Subsidiaries (it being understood and agreed that the facts and circumstances giving rise to such reduction that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect); and (j) any bankruptcy, insolvency or reorganization of any tenant under any Parent Lease or the commencement of any bankruptcy, insolvency or reorganization proceeding with respect to any tenant under any Parent Lease; and provided, further, that if any Effect described in any of clauses (a), (b), (d) or (e) has had a disproportionate adverse impact on Parent relative to other companies operating in the industry in which Parent operates, then the incremental impact of such event shall be taken into account for the purpose of determining whether a Parent Material Adverse Effect has occurred.

“Parent Material Contract” means any Contract to which Parent or any of its Subsidiaries is a party or by which any of them or their respective properties or assets may be bound that is required to be filed as an exhibit to the Parent SEC Documents pursuant to Item 601 of Regulation S-K promulgated by the SEC.

“Parent Preferred Stock” means the limited voting preferred stock, par value $1.00 per share, of Parent.

“Parent Reverse Stock Split” means the adoption of articles of amendment to Parent’s restated and amended articles of incorporation providing for a reverse stock split of the Parent Common Stock prior to the Effective Time, at a ratio to be determined by Parent.  If approval of the Parent Authorized Capital Amendment is obtained, such amendment may be included in the same articles of amendment as the Parent Reverse Stock Split.

“Parent RSU Award” means an award of restricted stock units corresponding to shares of Parent Common Stock granted under the Company 2005 Restricted Stock Unit Plan or otherwise that vests based on either continued service requirements or the achievement of performance targets.

“Permitted Lien” means any (a) Liens relating to the Indebtedness set forth on Section 9.1(a) of the Parent Disclosure Letter or Section 9.1(a) of the Company Disclosure Letter, as applicable, (b) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves (to the extent such reserves are required pursuant to GAAP), (c) air rights affecting any Parent Property or Company Property, as applicable, (d) zoning regulations, permits and licenses, (e) Liens that are disclosed on the existing Parent Title Insurance Policies or Company Title Insurance Policies as in existence on the date hereof, as applicable, and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (f) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, (g) with respect to real property, non-monetary Liens or other minor imperfections of title, which may include (i) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (ii) any supplemental Taxes or assessments not shown by the public records and (iii) title to any portion of the premises lying within the right of way or boundary of any public road or private road, in all cases to the extent such non-monetary Liens or minor imperfections of title do not materially impair the value of the applicable Parent Property or Company Property, as applicable, or the continued use and operation of the applicable Parent Property or Company Property, as applicable, in each case, as currently used and operated, (h) rights of parties in possession, and (i) ordinary course, non-exclusive licenses of intellectual property rights.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust, a REIT, or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such Person.

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, trustees, agents, or representatives (including investment bankers, financial or other advisors or consultants, auditors, accountants, attorneys, brokers, finders or other agents).

“SEC” means the U.S. Securities and Exchange Commission.

“Significant Subsidiary” means any Subsidiary of Parent or the Company, as the case may be, that would constitute a Significant Subsidiary of such Party within the meaning of Rule 1-02 of Regulation S-X of the SEC.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture, real estate investment trust, or other organization, whether incorporated or unincorporated, or other legal entity of which (i) such Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions; (ii) such Person is a general partner, manager or managing member; or (iii) such Person holds a majority of the equity economic interest.

“Superior Proposal” means a bona fide written Acquisition Proposal that the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and outside legal counsel, taking into account all legal, financial, timing, regulatory and other aspects of the proposal and the Person making the proposal (including any termination fees, expense reimbursement provisions and conditions to consummation), if consummated, would result in a transaction that is more favorable to the stockholders of the Company than the transactions contemplated by this Agreement; provided that, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in this Section 9.1, except that the references to “15% or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “more than 50%”.

“Tax” or “Taxes” means all federal, state, local, foreign and other taxes, levies, fees, imposts, assessments, impositions or other similar government charges, including income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, employment, commercial rent or withholding (including dividend withholding and withholding required pursuant to Section 1445 and Section 1446 of the Code), occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, duty or other taxes, including interest, penalties and additions (to the extent applicable) thereto, whether disputed or not.

“Tax Protection Agreement” means any agreement pursuant to which (i) any liability to direct or indirect holders of units in a partnership that is a Subsidiary of the Company or Parent (a “Relevant Partnership”) or any interests in any Subsidiary of any Relevant Partnership (any such units or interests, “Relevant Partnership Units”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a direct or indirect holder of Relevant Partnership Units, a party to such agreement has agreed to (a) maintain a minimum level of debt or continue a particular debt, (b) retain or not dispose of assets for a period of time that has not since expired, (c) make or refrain from making Tax elections, (d) operate (or refrain from operating) in a particular manner, (e) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its Subsidiaries, (f) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its Subsidiaries under Section 752 of the Code and/or (g) only dispose of assets in a particular manner; and/or (iii) any persons, whether or not partners in any Relevant Partnership, have been or are required to be given the opportunity to guarantee or assume debt of such Relevant Partnership or any Subsidiary of such Relevant Partnership or are so guarantying or have so assumed such debt.

“Tax Return” shall mean any report, return, document, declaration or other information or filing supplied or required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including any schedule or attachment thereto and any amendment thereof, any information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“to the Company’s knowledge” or “to the knowledge of the Company” means the actual knowledge of any of the persons listed in Section 9.1(b)(ii) of the Company Disclosure Letter.

“to Parent’s knowledge” or “to the knowledge of Parent” means the actual knowledge of any of the persons listed in Section 9.1(b) of the Parent Disclosure Letter.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would or would reasonably be likely to cause a breach of this Agreement.

Section 9.2            Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

Defined Terms	Page
Acquisition Agreement	60
Acquisitions	47
Agreement	1
Articles of Merger	2
Bankruptcy and Equitable Exceptions	12
Base Amount	66
Blue Sky Laws	12
Change in Recommendation	62
Chosen Courts	82
Closing	2
Closing Date	2
Code	1
Company	1
Company Base Amount	79
Company Benefit Plans	19
Company Book-Entry Shares	3
Company Capitalization Date	10
Company Certificates	3
Company Common Stock	3

Company Convertible Stock	10
Company Disclosure Letter	9
Company Employees	21
Company Insurance Policies	27
Company Intellectual Property	26
Company Joint Venture	10
Company Joint Venture Properties	25
Company Leases	23
Company Operating Partnership	9
Company Preferred Stock	10
Company Properties	22
Company Property	22
Company Qualified DC Plan	64
Company Required Vote	22
Company Restricted Stock Award	7
Company RSU Award	8
Company SEC Documents	13
Company Stockholders Meeting	57
Company Tax Representation Letter	52
Company Termination Fee	79
Company Third Party	24
Company Title Insurance Policy	24
Company Transaction Litigation	71
Continuation Period	63
Continuing Employees	63
Converted Entity	69
Debt Transaction	70
Debt Transaction Documents	70
Disregarded Entity	69
Effective Time	2
Eligible Shares	3
EPCRA	87
Exchange Act	12
Exchange Agent	4
Exchange Fund	4
Excluded Shares	3
Form S-4	56
Governmental Entity	12
HMTA	87
Indemnified Parties	65
Joint Proxy Statement/Prospectus	56
Letter of Transmittal	4
Material Company Leases	24
Material Parent Leases	41
Merger	2
Merger Consideration	1

Merger Sub	1
MGCL	2
New Plans	64
Notice of Recommendation Change	62
NYSE	6
Organizational Documents	9
Outside Date	76
Parent	1
Parent Benefit Plans	37
Parent Capitalization Date	29
Parent Disclosure Letter	28
Parent Employees	39
Parent Intellectual Property	44
Parent Joint Venture Properties	43
Parent Joint Ventures	43
Parent Leases	41
Parent Operating Partnership	29
Parent Properties	40
Parent Property	40
Parent Required Vote	40
Parent SEC Documents	31
Parent Stock Issuance	39
Parent Stock Option	29
Parent Stockholders Meeting	57
Parent Tax Representation Letter	55
Parent Third Party	42
Parent Title Insurance Policy	42
Parties	1
Party	1
Payoff Letters	71
Permits	27
Qualifying Income	79
RCRA	87
REIT Requirements	79
Sarbanes-Oxley Act	13
SDAT	2
Special Company Distribution	46
Special Parent Distribution	53
Subsidiary REIT	69
Surviving Corporation	2
Tax Guidance	79
TSCA	87
Voting Debt	11

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

COUSINS PROPERTIES INCORPORATED

By:	/s/ M. Colin Connolly
Name: M. Colin Connolly
Title: President and Chief Executive Officer

MURPHY SUBSIDIARY HOLDINGS CORPORATION

By:	/s/ M. Colin Connolly
Name: M. Colin Connolly
Title: President and Chief Executive Officer

TIER REIT, INC.

By:	/s/ Scott W. Fordham
Name: Scott W. Fordham
Title: Chief Executive Officer